ANGLO AMERICAN

07022755

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

11 April, 2007

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 14 Mar – 12 Apr 2007

Director/PDMR intererests

- BSP – 16 / 19 Mar 07
- Butterfield Trust – 19 Mar / 26 Mar / 5 Apr 07
- SIP 11 Apr 07
- Total voting rights – 4 Apr 07
- NEDs allotments 3 Apr 07
- LTIP – 26 Mar 07
- N F Oppenheimer interests – 21 Mar 07
- Alexander – 27 Feb 07

Other

- Anglo Platinum – change to board 30 Mar 07
- Annual information update 22 Mar 07
- Report & Accounts viewing – 22 Mar 07
- Sterling & Euro conversion rates 20 Mar 07
- Inerim Dividend notice 15 Mar 07

dw 4/23

For and on behalf of Anglo American plc

K:\Min\Compsec\SEC\announce let to SEC.doc

Yours faithfully

C Marshall

Company Secretarial Assistant

Encs - 50 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 200,000 of its ordinary shares on 11 April 2007 at prices between £27.47 and £28.07 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 58,200,299 ordinary shares in treasury, and has 1,483,457,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 69,980,290 ordinary shares, representing 4.72 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
12 April 2007

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Tuessday 10 April 2007:

1. 7,572 Shares were allocated to employee participants as matching shares.

2. The following executive directors and persons discharging managerial responsibility ("PDMR") of the Company each purchased 5 ordinary shares at a price of £27.75 and were allocated 5 matching shares, free of charge:

R J King	(PDMR)
R Médori	(director)
S R Thompson	(director)
A J Trahar	(director)

3. Mr D Weston, a PDMR, purchased 4 ordinary shares at a price of £27.75 and was allocated 4 matching shares, free of charge.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
11 April 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 200,000 of its ordinary shares on 10 April 2007 at prices between £27.54 and £27.93 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 58,000,299 ordinary shares in treasury, and has 1,483,657,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 69,980,290 ordinary shares, representing 4.72 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
11 April 2007

Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 16,140,209 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
2 April 2007	10,733
3 April 2007	52,437
4 April 2007	36,108
5 April 2007	81,100

The Company was advised of these transactions on 5 April 2007.

The following directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
C B Carroll	A E Redman
D A Hathorn	R J King
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Companies Secretary
5 April 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 200,000 of its ordinary shares on 4 April 2007 at prices between £26.98 and £27.51 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 57,600,299 ordinary shares in treasury, and has 1,484,057,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 69,980,290 ordinary shares, representing 4.71 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
5 April 2007

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 3 April 2007:

- it had 1,541,657,750 issued ordinary shares of US$0.50 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;

- it held 57,400,299 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

- accordingly, it had total voting rights of 1,484,257,451.

The total voting rights figure (1,484,257,451) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Andy Hodges
Deputy Company Secretary
Anglo American plc
4 April 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 200,000 of its ordinary shares on 3 April 2007 at an average price of £27.44 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 57,400,299 ordinary shares in treasury, and has 1,484,257,451 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 69,980,290 ordinary shares, representing 4.71 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
4 April 2007

Anglo American plc ("the Company")

Directors' Interests

The Company announces that on 3 April 2007 the following non-executive directors of the Company ("NEDs") subscribed for ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
Sir Rob Margetts	315	26.202
Sir Mark Moody-Stuart	515	26.202
F T M Phaswana	493	26.202
R C Alexander	111	26.202
P Woicke	445	26.202
M A Ramphele	190	26.202

The Shares are being allotted by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 January to 31 March 2007.

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,069 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank pari passu with the existing issued ordinary shares of the Company.

Following the admission of these Shares the Company's issued share capital will be 1,484,457,451 Shares (excluding those held in treasury).

The notification of these transactions is intended to satisfy the Company's obligations under both the Companies Act 1985 and the Listing and Disclosure and Transparency Rules.

Andy Hodges
Deputy Secretary
3 April 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 2 April 2007 an independent company purchased 194,030 ordinary shares of the Company at prices between £26.53 and £26.92 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 61,670 of its ordinary shares on 2 April 2007 at prices between £26.58 and £26.86 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 57,200,299 ordinary shares in treasury, and has 1,484,455,382 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 69,980,290 ordinary shares, representing 4.71 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
3 April 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 30 March 2007 an independent company purchased 325,614 ordinary shares of the Company at prices between £26.70 and £26.83 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 158,347 of its ordinary shares on 30 March 2007 at prices between £26.67 and £26.97 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 57,138,629 ordinary shares in treasury, and has 1,484,517,052 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 69,786,260 ordinary shares, representing 4.70 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
2 April 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 29 March 2007 an independent company purchased 280,536 ordinary shares of the Company at prices between £26.18 and £26.66 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 102,042 of its ordinary shares on 29 March 2007 at prices between £26.49 and £26.81 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 56,980,282 ordinary shares in treasury, and has 1,484,675,399 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 69,460,646 ordinary shares, representing 4.68 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
30 March 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 28 March 2007 an independent company purchased 375,185 ordinary shares of the Company at prices between £26.03 and £26.33 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 70,000 of its ordinary shares on 28 March 2007 at prices between £26.05 and £26.20 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 56,878,240 ordinary shares in treasury, and has 1,484,777,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 69,180,110 ordinary shares, representing 4.66 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
29 March 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 27 March 2007 an independent company purchased 391,050 ordinary shares of the Company at prices between £26.28 and £26.56 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 70,000 of its ordinary shares on 27 March 2007 at prices between £26.44 and £26.49 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 56,808,240 ordinary shares in treasury, and has 1,484,847,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 68,804,925 ordinary shares, representing 4.63 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
28 March 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 26 March 2007 an independent company purchased 390,000 ordinary shares of the Company at prices between £26.26 and £26.80 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 120,000 of its ordinary shares on 26 March 2007 at prices between £26.17 and £26.60 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 56,738,240 ordinary shares in treasury, and has 1,484,917,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 68,413,875 ordinary shares, representing 4.61 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
27 March 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 23 March 2007 an independent company purchased 187,023 ordinary shares of the Company at prices between £26.20 and £26.48 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 50,000 of its ordinary shares on 23 March 2007 at prices between £26.28 and £26.30 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 56,618,240 ordinary shares in treasury, and has 1,485,037,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 68,023,875 ordinary shares, representing 4.58 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
26 March 2007

ANGLO AMERICAN PLC

PDMR/DIRECTORS' INTERESTS

Anglo American plc announces the following conditional award of ordinary shares of US$0.50 in the capital of the Company ("Shares") in connection with the operation of the Company's Long *Term Incentive Plan.*

The Long Term Incentive Plan provides directors and senior employees with shares awarded on a conditional basis as determined by the Remuneration Committee of the Board. The current award will vest in March 2010, subject to the satisfaction of performance conditions.

In accordance with the determination of the Remuneration Committee, and in accordance with the rules of the Long Term Incentive Plan, the Company made the following awards of Shares to directors and PDMRs on March 26 2007:

Name of Director	**Number of Shares**
Mrs C B Carroll*	73,538
Mr R Médori*	49,842
Name of PDMR	**Number of Shares**
Mr P M Baum	24,604
Mr R J King*	31,677
Mr A E Redman	29,598
Mr D Weston*	20,183
Mr J N Wallington	19,300

*For UK residents only, the award includes Shares to cover any employer's NI liability.

Andy Hodges
Deputy Company Secretary
26 March 2006

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 16,320,587 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
26 March 2007	42,198
27 March 2007	91,475
28 March 2007	9,817
29 March 2007	48,475
30 March 2007	95,025

The Company was advised of these transactions on 30 March 2007.

The following directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
C B Carroll	A E Redman
D A Hathorn	R J King
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Companies Secretary
2 April 2007

Issuer Long Name	: Anglo Platinum Limited
Registration No.	: 1946/022452/06
Instrument Alpha Code/Ticker Symbol	: AMS; AMSP
ISIN	: ZAE000013181; ZAE000054474

ANGLO PLATINUM LIMITED - CHANGE TO THE BOARD OF DIRECTORS

In compliance with Section 3.59 of the Listing Requirements, notification is hereby given that with effect from 31 March 2007

- Mr Colin Bertram Brayshaw retires as a Non-Executive Director of Anglo Platinum Limited.
- Mr David Duncan Barber resigns as a Non-Executive Director of Anglo Platinum Limited.
- Mr Anthony John Trahar resigns as a Non-Executive Director of Anglo Platinum Limited.
- Ms Cynthia Blum Carroll is appointed as a Non-Executive Director of Anglo Platinum Limited.
- Mr René Médori is appointed as a Non-Executive Director of Anglo Platinum Limited.

As at 1 April 2007, the Board of Directors of Anglo Platinum Limited will be constituted as follows:

DIRECTORS	ALTERNATE DIRECTORS
PHASWANA, Tshamano Mohau Frederik (Chairman)	-
WIXLEY, Thomas Alexander (Deputy Chairman)	-
*HAVENSTEIN, Ralph (Chief Executive Officer	
BAUM, Philip Michael	-
CARROLL, Cynthia Blum (American)	-
DUNNE, Richard Matthew Wingfield (British)	-
*HALHEAD, John Michael (British)	
KHUMALO, Bongani Augustine	-
*MBAZIMA, Norman Bloe (Zambian)	-
MÉDORI, René (French)	-
*MILLS, Robin George	SHEPPARD, Christopher Bernard
NAIRN, William Alan	CALVER, Arthur Harry (British)
NYASULU, Thembalihle Hixonia	-
REDMAN, Anthony Edwin(British)	-
*THEBYANE, Abram Makwadi	-
*WANBLAD, Duncan Graham	-
*WOOD, Alexander Ian (British)	-
	WILLIAMS, John Griffith (British)

* Executive Directors

Andy Hodges
Deputy Company Secretary
30 March 2007

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 16,607,577 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
19 March 2007	36,938
20 March 2007	71,394
21 March 2007	68,713
22 March 2007	87,256
23 March 2007	145,216

The Company was advised of these transactions on 23 March 2007.

The following directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
C B Carroll	A E Redman
D A Hathorn	R J King
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	P Smith
	J N Wallington
	D M Weston

Andy Hodges
Deputy Company Secretary
26 March 2007

Issued by: Anglo American plc
Date: 22 March 2006
Contact: Andy Hodges +44 (0) 20 7968 8752

Annual Information Update for the 12 months up to and including 22 March 2007

Anglo American plc (the "Company") provides an annual information update, in accordance with Prospectus Rule 5.2. The information referred to in this update was up to date at the time it was published but some information may now be out of date. The information is referred to in this update, rather than included in full, to avoid an unnecessarily lengthy document.

The Company's ordinary shares are listed on the London Stock Exchange (the primary listing), the JSE Securities Exchange South Africa (JSE), the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange.

1. Announcements via RNS, a regulatory information service - Anglo American plc

Announcement Date	RNS Headline
20/03/2006	Annual Information Update
23/03/2006	Increase in Buyback
24/03/2006	Anglogold Ashanti
24/03/2006	Holding in Anglogold Ashanti
24/03/2006	Transaction in own shares
24/03/2006	Director/PDMR Shareholding
27/03/2006	Transaction in own shares
28/03/2006	Transaction in own shares
28/03/2006	Director/PDMR Shareholding
29/03/2006	Transaction in own shares
30/03/2006	Transaction in own shares
30/03/2006	Director/PDMR Shareholding
31/03/2006	Transaction in own shares
03/04/2006	Transaction in own shares
03/04/2006	Director/PDMR Shareholding
04/04/2006	Transaction in own shares
04/04/2006	Director/PDMR Shareholding
04/04/2006	Additional Listing
05/04/2006	Transaction in own shares
05/04/2006	Director/PDMR Shareholding
06/04/2006	Director/PDMR Shareholding
07/04/2006	Transaction in own shares
07/04/2006	Director/PDMR Shareholding
10/04/2006	Transaction in own shares
10/04/2006	Director/PDMR Shareholding
11/04/2006	Transaction in own shares
11/04/2006	Anglogold Ashanti
12/04/2006	Transaction in own shares
12/04/2006	Statement re Anglo Platinum
12/04/2006	Director/PDMR Shareholding
13/04/2006	Transaction in own shares
13/04/2006	Director/PDMR Shareholding
18/04/2006	Transaction in own shares
19/04/2006	Transaction in own shares
19/04/2006	Director/PDMR Shareholding
19/04/2006	Exercise of Options
20/04/2006	Transaction in own shares
20/04/2006	Director/PDMR Shareholding
20/04/2006	Completion of ordinary shares
21/04/2006	Transaction in own shares
21/04/2006	Director/PDMR Shareholding
24/04/2006	Transaction in own shares
25/04/2006	Transaction in own shares
25/04/2006	AGM statement
25/04/2006	AGM voting results
26/04/2006	Transaction in own shares
26/04/2006	Director/PDMR Shareholding
26/04/2006	Director/PDMR Shareholding – amend

27/04/2006	Transaction in own shares
27/04/2006	Director/PDMR Shareholding
28/04/2006	Transaction in own shares
28/04/2006	Director/PDMR Shareholding
28/04/2006	Director/PDMR Shareholding
02/05/2006	Transaction in own shares
03/05/2006	Transaction in own shares
03/05/2006	Director/PDMR Shareholding
04/05/2006	Transaction in own shares
04/05/2006	Director/PDMR Shareholding
05/05/2006	Transaction in own shares
08/05/2006	Transaction in own shares
08/05/2006	Director/PDMR Shareholding
08/05/2006	Director/PDMR Shareholding
09/05/2006	Transaction in own shares
09/05/2006	Director/PDMR Shareholding
10/05/2006	Transaction in own shares
10/05/2006	Directors' appointment
10/05/2006	Director/PDMR Shareholding
11/05/2006	Transaction in own shares
11/05/2006	Director/PDMR Shareholding
12/05/2006	Transaction in own shares
12/05/2006	Director/PDMR Shareholding
15/05/2006	Transaction in own shares
15/05/2006	Director/PDMR Shareholding
16/05/2006	Transaction in own shares
16/05/2006	Director/PDMR Shareholding
17/05/2006	Transaction in own shares
17/05/2006	Director/PDMR Shareholding
18/05/2006	Transaction in own shares
18/05/2006	Director/PDMR Shareholding
19/05/2006	Transaction in own shares
19/05/2006	Director/PDMR Shareholding
22/05/2006	Transaction in own shares
23/05/2006	Purchases of shares
24/05/2006	Purchases of shares
24/05/2006	Director/PDMR Shareholding
25/05/2006	Transaction in own shares
25/05/2006	Re Alliance
26/05/2006	Transaction in own shares
26/05/2006	Director/PDMR Shareholding
30/05/2006	Transaction in own shares
30/05/2006	Transaction in own shares
30/05/2006	Director/PDMR Shareholding
31/05/2006	Transaction in own shares
31/05/2006	Holding(s) in company
01/06/2006	Transaction in own shares
02/06/2006	Transaction in own shares
02/06/2006	Director/PDMR Shareholding
05/06/2006	Transaction in own shares
06/06/2006	Transaction in own shares
07/06/2006	Transaction in own shares
07/06/2006	Director/PDMR Shareholding
07/06/2006	Director/PDMR Shareholding
08/06/2006	Transaction in own shares
08/06/2006	Director/PDMR Shareholding
09/06/2006	Transaction in own shares
12/06/2006	Transaction in own shares
12/06/2006	Proposed dividend dates
12/06/2006	Director/PDMR Shareholding
13/06/2006	Transaction in own shares
14/06/2006	Transaction in own shares
15/06/2006	Transaction in own shares
16/06/2006	Transaction in own shares
16/06/2006	Director/PDMR Shareholding
20/06/2006	Transaction in own shares
21/06/2006	Transaction in own shares
21/06/2006	Early redemption
22/06/2006	Transaction in own shares
23/06/2006	Director/PDMR Shareholding
23/06/2006	Transaction in own shares
23/06/2006	Director/PDMR Shareholding
26/06/2006	Transaction in own shares
27/06/2006	Transaction in own shares
28/06/2006	Transaction in own shares

29/06/2006	Transaction in own shares
30/06/2006	Transaction in own shares
3/07/2006	Transaction in own shares
3/07/2006	Director/PDMR Shareholding
4/07/2006	Transaction in own shares
6/07/2006	Transaction in own shares
6/07/2006	Additional Listing
6/07/2006	Director/PDMR Shareholding
7/07/2006	Transaction in own shares
10/07/2006	Transaction in own shares
10/07/2006	Director/PDMR Shareholding
10/07/2006	Director/PDMR Shareholding
12/07/2006	Transaction in own shares
14/07/2006	Transaction in own shares
14/07/2006	Disposal
14/07/2006	Aquisition
14/07/2006	Director/PDMR Shareholding
17/07/2006	Transaction in own shares
18/07/2006	Transaction in own shares
19/07/2006	Transaction in own shares
20/07/2006	Transaction in own shares
21/07/2006	Transaction in own shares
24/07/2006	Transaction in own shares
24/07/2006	Director/PDMR Shareholding
25/07/2006	Transaction in own shares
25/07/2006	Block listing interim review
26/07/2006	Transaction in own shares
26/07/2006	Additional Listing
27/07/2006	Transaction in own shares
27/07/2006	Notification
27/07/2006	Subsidiary Interim Results
28/07/2006	Transaction in own shares
28/07/2006	De Beers Interim Results
28/07/2006	Director/PDMR Shareholding
31/07/2006	Transaction in own shares
31/07/2006	Anglo Platinum Interims
1/08/2006	Transaction in own shares
2/08/2006	Transaction in own shares
2/08/2006	Kumba Resources
2/08/2006	Cancellation of Listing
3/08/2006	Transaction in own shares
4/08/2006	Transaction in own shares
4/08/2006	Interim results
4/08/2006	Interim results
4/08/2006	Director/PDMR Shareholding
7/08/2006	Dividend declaration
8/08/2006	Director/PDMR Shareholding
9/08/2006	Transaction in own shares
10/08/2006	Director/PDMR Shareholding
11/08/2006	Transaction in own shares
14/08/2006	Transaction in own shares
14/08/2006	Director/PDMR Shareholding
15/08/2006	Transaction in own shares
16/08/2006	Transaction in own shares
17/08/2006	Transaction in own shares
18/08/2006	Transaction in own shares
18/08/2006	Director/PDMR Shareholding
21/08/2006	Transaction in own shares
22/08/2006	Transaction in own shares
23/08/2006	Anglo American interims
24/08/2006	Transaction in own shares
25/08/2006	Transaction in own shares
25/08/2006	Director/PDMR Shareholding
25/08/2006	Director/PDMR Shareholding
29/08/2006	Transaction in own shares
29/08/2006	Sterling & Euro div rates
01/09/2006	Director/PDMR Shareholding
05/09/2006	Directorate Change
08/09/2006	Director/PDMR Shareholding
11/09/2006	Director/PDMR Shareholding
18/09/2006	Director/PDMR Shareholding
22/09/2006	Director/PDMR Shareholding
22/09/2006	Director/PDMR Shareholding
29/09/2006	Director/PDMR Shareholding
02/10/2006	Transaction in own shares

02/10/2006	Director/PDMR Shareholding
02/10/2006	Director/PDMR Shareholding
03/10/2006	Transaction in own shares
03/10/2006	Director/PDMR Shareholding
03/10/2006	Director/PDMR Shareholding
4/10/2006	Transaction in own shares
5/10/2006	Transaction in own shares
5/10/2006	Joint venture
5/10/2006	Director/PDMR Shareholding
6/10/2006	Transaction in own shares
9/10/2006	Transaction in own shares
9/10/2006	Director/PDMR Shareholding
9/10/2006	Director/PDMR Shareholding
10/10/2006	Transaction in own shares
11/10/2006	Transaction in own shares
11/10/2006	Transaction in own shares
12/10/2006	Transaction in own shares
13/10/2006	Transaction in own shares
13/10/2006	Director/PDMR Shareholding
16/10/2006	Transaction in own shares
17/10/2006	Transaction in own shares
18/10/2006	Transaction in own shares
19/10/2006	Transaction in own shares
20/10/2006	Transaction in own shares
20/10/2006	Director/PDMR Shareholding
20/10/2006	Director/PDMR Shareholding
23/10/2006	Transaction in own shares
24/10/2006	Transaction in own shares
24/10/2006	New Anglo CEO named
25/10/2006	Transaction in own shares
26/10/2006	Transaction in own shares
27/10/2006	Transaction in own shares
27/10/2006	Dividend declaration
30/10/2006	Transaction in own shares
30/10/2006	Director/PDMR Shareholding
31/10/2006	Transaction in own shares
31/10/2006	Directorate change
01/11/06	Transaction in own shares
01/11/06	Proposed final div dates
2/11/06	Transaction in own shares
3/11/06	Transaction in own shares
3/11/06	Director/PDMR Shareholding
6/11/06	Transaction in own shares
7/11/06	Directorate change
7/11/06	Transaction in own shares
7/11/06	Director/PDMR Shareholding
8/11/06	Director/PDMR Shareholding
9/11/06	Transaction in own shares
10/11/06	Transaction in own shares
13/11/06	Transaction in own shares
13/11/06	Director/PDMR Shareholding
14/11/06	Transaction in own shares
14/11/06	Director/PDMR Shareholding
15/11/06	Transaction in own shares
15/11/06	Holding(s) in company
16/11/06	Transaction in own shares
17/11/06	Transaction in own shares
20/11/06	Transaction in own shares
20/11/06	Director/PDMR Shareholding
20/11/06	Holding(s) in company
20/11/06	Kumba iron ore lists on JSE
21/11/06	Transaction in own shares
22/11/06	Transaction in own shares
23/11/06	Transaction in own shares
24/11/06	Transaction in own shares
27/11/06	Transaction in own shares
27/11/06	Director/PDMR Shareholding
27/11/06	Director/PDMR Shareholding
28/11/06	Transaction in own shares
29/11/06	Transaction in own shares
30/11/06	Transaction in own shares
1/12/06	Transaction in own shares
1/12/06	Director/PDMR Shareholding
4/12/06	Transaction in own shares
5/12/06	Transaction in own shares

6/12/06	Transaction in own shares
7/12/06	Transaction in own shares
7/12/06	Barro alto nickel project
7/12/06	Director/PDMR Shareholding
8/12/06	Transaction in own shares
11/12/06	Transaction in own shares
11/12/06	Director/PDMR Shareholding
12/12/06	Transaction in own shares
13/12/06	Transaction in own shares
14/12/06	Transaction in own shares
14/12/06	Tongaat-Hullet
15/12/06	Transaction in own shares
15/12/06	Director/PDMR Shareholding
18/12/06	Transaction in own shares
20/12/06	Transaction in own shares
21/12/06	Transaction in own shares
22/12/06	Transaction in own shares
22/12/06	Transaction in own shares
27/12/06	Transaction in own shares
27/12/06	Director/PDMR Shareholding
28/12/06	Transaction in own shares
29/12/06	Transaction in own shares
29/12/06	Total voting rights
2/1/07	Transaction in own shares
2/1/07	Director/PDMR Shareholding
3/1/07	Transaction in own shares
3/1/07	Director/PDMR Shareholding
4/1/07	Transaction in own shares
5/1/07	Transaction in own shares
5/1/07	Director/PDMR Shareholding
8/1/07	Transaction in own shares
8/1/07	Transaction in own shares
9/1/07	Transaction in own shares
9/1/07	Director/PDMR Shareholding
10/1/07	Transaction in own shares
11/1/07	Transaction in own shares
12/1/07	Transaction in own shares
12/1/07	Director/PDMR Shareholding
15/1/07	Transaction in own shares
15/1/07	Directorate Change
16/1/07	Transaction in own shares
17/1/07	Transaction in own shares
18/1/07	Transaction in own shares
18/1/07	Director/PDMR Shareholding
19/1/07	Transaction in own shares
19/1/07	Total voting rights
19/1/07	Director/PDMR Shareholding
22/1/07	Transaction in own shares
23/1/07	Transaction in own shares
24/1/07	Transaction in own shares
25/1/07	Transaction in own shares
26/1/07	Transaction in own shares
26/1/07	Director/PDMR Shareholding
29/1/07	Transaction in own shares
30/1/07	Transaction in own shares
31/1/07	Transaction in own shares
31/1/07	Total voting rights
1/2/07	Transaction in own shares
2/2/07	Transaction in own shares
2/2/07	Director/PDMR Shareholding
5/2/07	Transaction in own shares
6/2/07	Transaction in own shares
7/2/07	Transaction in own shares
8/2/07	Transaction in own shares
8/2/07	Anglo Inyosi Coal
8/2/07	Director/PDMR Shareholding
9/2/07	Transaction in own shares
9/2/07	De Beers annual results
9/2/07	Director/PDMR Shareholding
12/2/07	Anglo Platinum Annual Results
12/2/07	Transaction in own shares
13/2/07	AngloGold Ashanti Results
13/2/07	Transaction in own shares
14/2/07	Transaction in own shares
14/2/07	Anglo Platinum Directorate

15/2/07	Transaction in own shares
15/2/07	Kumba Iron Ore Annual Results
16/2/07	Transaction in own shares
16/2/07	Director/PDMR Shareholding
19/2/07	Transaction in own shares
20/2/07	Transaction in own shares
21/2/07	Final results
21/2/07	Transaction in own shares
21/2/07	Director/PDMR Shareholding
23/2/07	Transaction in own shares
23/2/07	Director/PDMR Shareholding
26/2/07	Transaction in own shares
28/2/07	Transaction in own shares
28/2/07	Total voting rights
28/2/07	Director/PDMR Shareholding
1/3/07	Transaction in own shares
1/3/07	Director/PDMR Shareholding
1/3/07	Scaw Metals
2/3/07	Transaction in own shares
2/3/07	Director/PDMR Shareholding
5/3/07	Transaction in own shares
6/3/07	Transaction in own shares
7/3/07	Transaction in own shares
7/3/07	Director/PDMR Shareholding
8/3/07	Transaction in own shares
9/3/07	Transaction in own shares
9/3/07	Director/PDMR Shareholding
12/3/07	Transaction in own shares
12/3/07	Director/PDMR Shareholding
13/3/07	Transaction in own shares
13/3/07	Director/PDMR Shareholding
14/3/07	Transaction in own shares
14/3/07	Directorate
15/3/07	Transaction in own shares
15/3/07	Proposed dividend dates
16/3/07	Transaction in own shares
16/3/07	Director/PDMR Shareholding
19/3/07	Transaction in own shares
19/3/07	Director/PDMR Shareholding
19/3/07	Director/PDMR Shareholding
20/3/07	Transaction in own shares
20/3/07	Dividend declaration
21/3/07	Transaction in own shares
21/3/07	Director/PDMR Shareholding
22/3/07	Annual Report & Accounts

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated. Copies of the documents filed with the Registrar of Companies can be obtained from Companies House (www.companieshouse.gov.uk)

Date of filing	Document	
13/04/2006	88(2)R	Return of allotment of shares
02/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
02/05/2006	288b	Resignation of Director
15/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
18/05/2006	AA	Group Company Accounts made up to 31/12/2005
19/05/2006	RES01	Alteration of Articles
19/05/2006	Mem/Arts	Memorandum & Articles of Association
31/05/2006	288a	Director appointed
30/05/2006	88(2)R	Return of allotment of shares
30/05/2006	88(2)R	Return of allotment of shares
31/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
07/07/2006	169 (1B)	Purchase of Own shares to hold in treasury
12/07/2006	88(2)R	Return of allotment of shares
18/07/2006	88(2)R	Return of allotment of shares
13/07/2006	288c	Director's particulars changed
13/07/2006	288c	Director's particulars changed
13/07/2006	288c	Director's particulars changed
14/07/2006	288c	Director's particulars changed
07/08/2006	88(2)R	Return of allotment of shares
09/08/2006	RES 09	Resolutions

09/08/2006	RES 09	Resolutions
22/08/2006	363a	Return made up to 14/05/2006
18/08/2006	AA	Interim Accounts made up to 30/06/06
22/08/2006	288c	Secretary's particulars changed
11/10/2006	88(2)R	Return of allotment of shares
08/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
12/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
19/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
08/01/2007	169 (1B)	Purchase of Own shares to hold in treasury
11/01/2007	88(2)R	Return of allotment of shares
15/01/2007	169 (1B)	Purchase of Own shares to hold in treasury
30/01/2007	288c	Director's particulars changed
09/02/2007	288a	Director appointed
14/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
21/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
28/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
19/03/2007	288b	Secretary resigned

3. Annual and Interim Report

The Company's Annual Review & Annual Report for the period ending 31 December 2006, and Notice of the 2007 Annual General Meeting were filed with the UKLA Document Viewing Facility on 22 March 2006. These documents can be found on the Company's website, as can the Interim Report 2006 published on 4 August 2006.
www.angloamerican.co.uk

Issued by:	Anglo American plc
Date:	22 March 2006
Contact:	Andy Hodges +44 (0) 20 7968 8752

Annual Information Update for the 12 months up to and including 22 March 2007

Anglo American plc (the "Company") provides an annual information update, in accordance with Prospectus Rule 5.2. The information referred to in this update was up to date at the time it was published but some information may now be out of date. The information is referred to in this update, rather than included in full, to avoid an unnecessarily lengthy document.

The Company's ordinary shares are listed on the London Stock Exchange (the primary listing), the JSE Securities Exchange South Africa (JSE), the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange.

1. Announcements via RNS, a regulatory information service - Anglo American plc

Announcement Date	RNS Headline
20/03/2006	Annual Information Update
23/03/2006	Increase in Buyback
24/03/2006	Anglogold Ashanti
24/03/2006	Holding in Anglogold Ashanti
24/03/2006	Transaction in own shares
24/03/2006	Director/PDMR Shareholding
27/03/2006	Transaction in own shares
28/03/2006	Transaction in own shares
28/03/2006	Director/PDMR Shareholding
29/03/2006	Transaction in own shares
30/03/2006	Transaction in own shares
30/03/2006	Director/PDMR Shareholding
31/03/2006	Transaction in own shares
03/04/2006	Transaction in own shares
03/04/2006	Director/PDMR Shareholding
04/04/2006	Transaction in own shares
04/04/2006	Director/PDMR Shareholding
04/04/2006	Additional Listing
05/04/2006	Transaction in own shares
05/04/2006	Director/PDMR Shareholding
06/04/2006	Director/PDMR Shareholding
07/04/2006	Transaction in own shares
07/04/2006	Director/PDMR Shareholding
10/04/2006	Transaction in own shares
10/04/2006	Director/PDMR Shareholding
11/04/2006	Transaction in own shares
11/04/2006	Anglogold Ashanti
12/04/2006	Transaction in own shares
12/04/2006	Statement re Anglo Platinum
12/04/2006	Director/PDMR Shareholding
13/04/2006	Transaction in own shares
13/04/2006	Director/PDMR Shareholding
18/04/2006	Transaction in own shares
19/04/2006	Transaction in own shares
19/04/2006	Director/PDMR Shareholding
19/04/2006	Exercise of Options
20/04/2006	Transaction in own shares
20/04/2006	Director/PDMR Shareholding
20/04/2006	Completion of ordinary shares
21/04/2006	Transaction in own shares
21/04/2006	Director/PDMR Shareholding
24/04/2006	Transaction in own shares
25/04/2006	Transaction in own shares
25/04/2006	AGM statement
25/04/2006	AGM voting results
26/04/2006	Transaction in own shares
26/04/2006	Director/PDMR Shareholding
26/04/2006	Director/PDMR Shareholding – amend

27/04/2006	Transaction in own shares
27/04/2006	Director/PDMR Shareholding
28/04/2006	Transaction in own shares
28/04/2006	Director/PDMR Shareholding
28/04/2006	Director/PDMR Shareholding
02/05/2006	Transaction in own shares
03/05/2006	Transaction in own shares
03/05/2006	Director/PDMR Shareholding
04/05/2006	Transaction in own shares
04/05/2006	Director/PDMR Shareholding
05/05/2006	Transaction in own shares
08/05/2006	Transaction in own shares
08/05/2006	Director/PDMR Shareholding
08/05/2006	Director/PDMR Shareholding
09/05/2006	Transaction in own shares
09/05/2006	Director/PDMR Shareholding
10/05/2006	Transaction in own shares
10/05/2006	Directors' appointment
10/05/2006	Director/PDMR Shareholding
11/05/2006	Transaction in own shares
11/05/2006	Director/PDMR Shareholding
12/05/2006	Transaction in own shares
12/05/2006	Director/PDMR Shareholding
15/05/2006	Transaction in own shares
15/05/2006	Director/PDMR Shareholding
16/05/2006	Transaction in own shares
16/05/2006	Director/PDMR Shareholding
17/05/2006	Transaction in own shares
17/05/2006	Director/PDMR Shareholding
18/05/2006	Transaction in own shares
18/05/2006	Director/PDMR Shareholding
19/05/2006	Transaction in own shares
19/05/2006	Director/PDMR Shareholding
22/05/2006	Transaction in own shares
23/05/2006	Purchases of shares
24/05/2006	Purchases of shares
24/05/2006	Director/PDMR Shareholding
25/05/2006	Transaction in own shares
25/05/2006	Re Alliance
26/05/2006	Transaction in own shares
26/05/2006	Director/PDMR Shareholding
30/05/2006	Transaction in own shares
30/05/2006	Transaction in own shares
30/05/2006	Director/PDMR Shareholding
31/05/2006	Transaction in own shares
31/05/2006	Holding(s) in company
01/06/2006	Transaction in own shares
02/06/2006	Transaction in own shares
02/06/2006	Director/PDMR Shareholding
05/06/2006	Transaction in own shares
06/06/2006	Transaction in own shares
07/06/2006	Transaction in own shares
07/06/2006	Director/PDMR Shareholding
07/06/2006	Director/PDMR Shareholding
08/06/2006	Transaction in own shares
08/06/2006	Director/PDMR Shareholding
09/06/2006	Transaction in own shares
12/06/2006	Transaction in own shares
12/06/2006	Proposed dividend dates
12/06/2006	Director/PDMR Shareholding
13/06/2006	Transaction in own shares
14/06/2006	Transaction in own shares
15/06/2006	Transaction in own shares
16/06/2006	Transaction in own shares
16/06/2006	Director/PDMR Shareholding
20/06/2006	Transaction in own shares
21/06/2006	Transaction in own shares
21/06/2006	Early redemption
22/06/2006	Transaction in own shares
23/06/2006	Director/PDMR Shareholding
23/06/2006	Transaction in own shares
23/06/2006	Director/PDMR Shareholding
26/06/2006	Transaction in own shares
27/06/2006	Transaction in own shares
28/06/2006	Transaction in own shares

29/06/2006	Transaction in own shares
30/06/2006	Transaction in own shares
3/07/2006	Transaction in own shares
3/07/2006	Director/PDMR Shareholding
4/07/2006	Transaction in own shares
6/07/2006	Transaction in own shares
6/07/2006	Additional Listing
6/07/2006	Director/PDMR Shareholding
7/07/2006	Transaction in own shares
10/07/2006	Transaction in own shares
10/07/2006	Director/PDMR Shareholding
10/07/2006	Director/PDMR Shareholding
12/07/2006	Transaction in own shares
14/07/2006	Transaction in own shares
14/07/2006	Disposal
14/07/2006	Aquisition
14/07/2006	Director/PDMR Shareholding
17/07/2006	Transaction in own shares
18/07/2006	Transaction in own shares
19/07/2006	Transaction in own shares
20/07/2006	Transaction in own shares
21/07/2006	Transaction in own shares
24/07/2006	Transaction in own shares
24/07/2006	Director/PDMR Shareholding
25/07/2006	Transaction in own shares
25/07/2006	Block listing interim review
26/07/2006	Transaction in own shares
26/07/2006	Additional Listing
27/07/2006	Transaction in own shares
27/07/2006	Notification
27/07/2006	Subsidiary Interim Results
28/07/2006	Transaction in own shares
28/07/2006	De Beers Interim Results
28/07/2006	Director/PDMR Shareholding
31/07/2006	Transaction in own shares
31/07/2006	Anglo Platinum Interims
1/08/2006	Transaction in own shares
2/08/2006	Transaction in own shares
2/08/2006	Kumba Resources
2/08/2006	Cancellation of Listing
3/08/2006	Transaction in own shares
4/08/2006	Transaction in own shares
4/08/2006	Interim results
4/08/2006	Interim results
4/08/2006	Director/PDMR Shareholding
7/08/2006	Dividend declaration
8/08/2006	Director/PDMR Shareholding
9/08/2006	Transaction in own shares
10/08/2006	Director/PDMR Shareholding
11/08/2006	Transaction in own shares
14/08/2006	Transaction in own shares
14/08/2006	Director/PDMR Shareholding
15/08/2006	Transaction in own shares
16/08/2006	Transaction in own shares
17/08/2006	Transaction in own shares
18/08/2006	Transaction in own shares
18/08/2006	Director/PDMR Shareholding
21/08/2006	Transaction in own shares
22/08/2006	Transaction in own shares
23/08/2006	Anglo American interims
24/08/2006	Transaction in own shares
25/08/2006	Transaction in own shares
25/08/2006	Director/PDMR Shareholding
25/08/2006	Director/PDMR Shareholding
29/08/2006	Transaction in own shares
29/08/2006	Sterling & Euro div rates
01/09/2006	Director/PDMR Shareholding
05/09/2006	Directorate Change
08/09/2006	Director/PDMR Shareholding
11/09/2006	Director/PDMR Shareholding
18/09/2006	Director/PDMR Shareholding
22/09/2006	Director/PDMR Shareholding
22/09/2006	Director/PDMR Shareholding
29/09/2006	Director/PDMR Shareholding
02/10/2006	Transaction in own shares

02/10/2006	Director/PDMR Shareholding
02/10/2006	Director/PDMR Shareholding
03/10/2006	Transaction in own shares
03/10/2006	Director/PDMR Shareholding
03/10/2006	Director/PDMR Shareholding
4/10/2006	Transaction in own shares
5/10/2006	Transaction in own shares
5/10/2006	Joint venture
5/10/2006	Director/PDMR Shareholding
6/10/2006	Transaction in own shares
9/10/2006	Transaction in own shares
9/10/2006	Director/PDMR Shareholding
9/10/2006	Director/PDMR Shareholding
10/10/2006	Transaction in own shares
11/10/2006	Transaction in own shares
11/10/2006	Transaction in own shares
12/10/2006	Transaction in own shares
13/10/2006	Transaction in own shares
13/10/2006	Director/PDMR Shareholding
16/10/2006	Transaction in own shares
17/10/2006	Transaction in own shares
18/10/2006	Transaction in own shares
19/10/2006	Transaction in own shares
20/10/2006	Transaction in own shares
20/10/2006	Director/PDMR Shareholding
20/10/2006	Director/PDMR Shareholding
23/10/2006	Transaction in own shares
24/10/2006	Transaction in own shares
24/10/2006	New Anglo CEO named
25/10/2006	Transaction in own shares
26/10/2006	Transaction in own shares
27/10/2006	Transaction in own shares
27/10/2006	Dividend declaration
30/10/2006	Transaction in own shares
30/10/2006	Director/PDMR Shareholding
31/10/2006	Transaction in own shares
31/10/2006	Directorate change
01/11/06	Transaction in own shares
01/11/06	Proposed final div dates
2/11/06	Transaction in own shares
3/11/06	Transaction in own shares
3/11/06	Director/PDMR Shareholding
6/11/06	Transaction in own shares
7/11/06	Directorate change
7/11/06	Transaction in own shares
7/11/06	Director/PDMR Shareholding
8/11/06	Director/PDMR Shareholding
9/11/06	Transaction in own shares
10/11/06	Transaction in own shares
13/11/06	Transaction in own shares
13/11/06	Director/PDMR Shareholding
14/11/06	Transaction in own shares
14/11/06	Director/PDMR Shareholding
15/11/06	Transaction in own shares
15/11/06	Holding(s) in company
16/11/06	Transaction in own shares
17/11/06	Transaction in own shares
20/11/06	Transaction in own shares
20/11/06	Director/PDMR Shareholding
20/11/06	Holding(s) in company
20/11/06	Kumba iron ore lists on JSE
21/11/06	Transaction in own shares
22/11/06	Transaction in own shares
23/11/06	Transaction in own shares
24/11/06	Transaction in own shares
27/11/06	Transaction in own shares
27/11/06	Director/PDMR Shareholding
27/11/06	Director/PDMR Shareholding
28/11/06	Transaction in own shares
29/11/06	Transaction in own shares
30/11/06	Transaction in own shares
1/12/06	Transaction in own shares
1/12/06	Director/PDMR Shareholding
4/12/06	Transaction in own shares
5/12/06	Transaction in own shares

6/12/06	Transaction in own shares
7/12/06	Transaction in own shares
7/12/06	Barro alto nickel project
7/12/06	Director/PDMR Shareholding
8/12/06	Transaction in own shares
11/12/06	Transaction in own shares
11/12/06	Director/PDMR Shareholding
12/12/06	Transaction in own shares
13/12/06	Transaction in own shares
14/12/06	Transaction in own shares
14/12/06	Tongaat-Hullet
15/12/06	Transaction in own shares
15/12/06	Director/PDMR Shareholding
18/12/06	Transaction in own shares
20/12/06	Transaction in own shares
21/12/06	Transaction in own shares
22/12/06	Transaction in own shares
22/12/06	Transaction in own shares
27/12/06	Transaction in own shares
27/12/06	Director/PDMR Shareholding
28/12/06	Transaction in own shares
29/12/06	Transaction in own shares
29/12/06	Total voting rights
2/1/07	Transaction in own shares
2/1/07	Director/PDMR Shareholding
3/1/07	Transaction in own shares
3/1/07	Director/PDMR Shareholding
4/1/07	Transaction in own shares
5/1/07	Transaction in own shares
5/1/07	Director/PDMR Shareholding
8/1/07	Transaction in own shares
8/1/07	Transaction in own shares
9/1/07	Transaction in own shares
9/1/07	Director/PDMR Shareholding
10/1/07	Transaction in own shares
11/1/07	Transaction in own shares
12/1/07	Transaction in own shares
12/1/07	Director/PDMR Shareholding
15/1/07	Transaction in own shares
15/1/07	Directorate Change
16/1/07	Transaction in own shares
17/1/07	Transaction in own shares
18/1/07	Transaction in own shares
18/1/07	Director/PDMR Shareholding
19/1/07	Transaction in own shares
19/1/07	Total voting rights
19/1/07	Director/PDMR Shareholding
22/1/07	Transaction in own shares
23/1/07	Transaction in own shares
24/1/07	Transaction in own shares
25/1/07	Transaction in own shares
26/1/07	Transaction in own shares
26/1/07	Director/PDMR Shareholding
29/1/07	Transaction in own shares
30/1/07	Transaction in own shares
31/1/07	Transaction in own shares
31/1/07	Total voting rights
1/2/07	Transaction in own shares
2/2/07	Transaction in own shares
2/2/07	Director/PDMR Shareholding
5/2/07	Transaction in own shares
6/2/07	Transaction in own shares
7/2/07	Transaction in own shares
8/2/07	Transaction in own shares
8/2/07	Anglo Inyosi Coal
8/2/07	Director/PDMR Shareholding
9/2/07	Transaction in own shares
9/2/07	De Beers annual results
9/2/07	Director/PDMR Shareholding
12/2/07	Anglo Platinum Annual Results
12/2/07	Transaction in own shares
13/2/07	AngloGold Ashanti Results
13/2/07	Transaction in own shares
14/2/07	Transaction in own shares
14/2/07	Anglo Platinum Directorate

15/2/07	Transaction in own shares
15/2/07	Kumba Iron Ore Annual Results
16/2/07	Transaction in own shares
16/2/07	Director/PDMR Shareholding
19/2/07	Transaction in own shares
20/2/07	Transaction in own shares
21/2/07	Final results
21/2/07	Transaction in own shares
21/2/07	Director/PDMR Shareholding
23/2/07	Transaction in own shares
23/2/07	Director/PDMR Shareholding
26/2/07	Transaction in own shares
28/2/07	Transaction in own shares
28/2/07	Total voting rights
28/2/07	Director/PDMR Shareholding
1/3/07	Transaction in own shares
1/3/07	Director/PDMR Shareholding
1/3/07	Scaw Metals
2/3/07	Transaction in own shares
2/3/07	Director/PDMR Shareholding
5/3/07	Transaction in own shares
6/3/07	Transaction in own shares
7/3/07	Transaction in own shares
7/3/07	Director/PDMR Shareholding
8/3/07	Transaction in own shares
9/3/07	Transaction in own shares
9/3/07	Director/PDMR Shareholding
12/3/07	Transaction in own shares
12/3/07	Director/PDMR Shareholding
13/3/07	Transaction in own shares
13/3/07	Director/PDMR Shareholding
14/3/07	Transaction in own shares
14/3/07	Directorate
15/3/07	Transaction in own shares
15/3/07	Proposed dividend dates
16/3/07	Transaction in own shares
16/3/07	Director/PDMR Shareholding
19/3/07	Transaction in own shares
19/3/07	Director/PDMR Shareholding
19/3/07	Director/PDMR Shareholding
20/3/07	Transaction in own shares
20/3/07	Dividend declaration
21/3/07	Transaction in own shares
21/3/07	Director/PDMR Shareholding
22/3/07	Annual Report & Accounts

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated. Copies of the documents filed with the Registrar of Companies can be obtained from Companies House (www.companieshouse.gov.uk)

Date of filing	Document	
13/04/2006	88(2)R	Return of allotment of shares
02/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
02/05/2006	288b	Resignation of Director
15/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
18/05/2006	AA	Group Company Accounts made up to 31/12/2005
19/05/2006	RES01	Alteration of Articles
19/05/2006	Mem/Arts	Memorandum & Articles of Association
31/05/2006	288a	Director appointed
30/05/2006	88(2)R	Return of allotment of shares
30/05/2006	88(2)R	Return of allotment of shares
31/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
07/07/2006	169 (1B)	Purchase of Own shares to hold in treasury
12/07/2006	88(2)R	Return of allotment of shares
18/07/2006	88(2)R	Return of allotment of shares
13/07/2006	288c	Director's particulars changed
13/07/2006	288c	Director's particulars changed
13/07/2006	288c	Director's particulars changed
14/07/2006	288c	Director's particulars changed
07/08/2006	88(2)R	Return of allotment of shares
09/08/2006	RES 09	Resolutions

09/08/2006	RES 09	Resolutions
22/08/2006	363a	Return made up to 14/05/2006
18/08/2006	AA	Interim Accounts made up to 30/06/06
22/08/2006	288c	Secretary's particulars changed
11/10/2006	88(2)R	Return of allotment of shares
08/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
12/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
19/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
08/01/2007	169 (1B)	Purchase of Own shares to hold in treasury
11/01/2007	88(2)R	Return of allotment of shares
15/01/2007	169 (1B)	Purchase of Own shares to hold in treasury
30/01/2007	288c	Director's particulars changed
09/02/2007	288a	Director appointed
14/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
21/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
28/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
19/03/2007	288b	Secretary resigned

3. Annual and Interim Report

The Company's Annual Review & Annual Report for the period ending 31 December 2006, and Notice of the 2007 Annual General Meeting were filed with the UKLA Document Viewing Facility on 22 March 2006. These documents can be found on the Company's website, as can the Interim Report 2006 published on 4 August 2006.
www.angloamerican.co.uk

Issued by: Anglo American plc
Date: 22 March 2006
Contact: Andy Hodges +44 (0) 20 7968 8752

Annual Information Update for the 12 months up to and including 22 March 2007

Anglo American plc (the "Company") provides an annual information update, in accordance with Prospectus Rule 5.2. The information referred to in this update was up to date at the time it was published but some information may now be out of date. The information is referred to in this update, rather than included in full, to avoid an unnecessarily lengthy document.

The Company's ordinary shares are listed on the London Stock Exchange (the primary listing), the JSE Securities Exchange South Africa (JSE), the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange.

1. Announcements via RNS, a regulatory information service - Anglo American plc

Announcement Date	RNS Headline
20/03/2006	Annual Information Update
23/03/2006	Increase in Buyback
24/03/2006	Anglogold Ashanti
24/03/2006	Holding in Anglogold Ashanti
24/03/2006	Transaction in own shares
24/03/2006	Director/PDMR Shareholding
27/03/2006	Transaction in own shares
28/03/2006	Transaction in own shares
28/03/2006	Director/PDMR Shareholding
29/03/2006	Transaction in own shares
30/03/2006	Transaction in own shares
30/03/2006	Director/PDMR Shareholding
31/03/2006	Transaction in own shares
03/04/2006	Transaction in own shares
03/04/2006	Director/PDMR Shareholding
04/04/2006	Transaction in own shares
04/04/2006	Director/PDMR Shareholding
04/04/2006	Additional Listing
05/04/2006	Transaction in own shares
05/04/2006	Director/PDMR Shareholding
06/04/2006	Director/PDMR Shareholding
07/04/2006	Transaction in own shares
07/04/2006	Director/PDMR Shareholding
10/04/2006	Transaction in own shares
10/04/2006	Director/PDMR Shareholding
11/04/2006	Transaction in own shares
11/04/2006	Anglogold Ashanti
12/04/2006	Transaction in own shares
12/04/2006	Statement re Anglo Platinum
12/04/2006	Director/PDMR Shareholding
13/04/2006	Transaction in own shares
13/04/2006	Director/PDMR Shareholding
18/04/2006	Transaction in own shares
19/04/2006	Transaction in own shares
19/04/2006	Director/PDMR Shareholding
19/04/2006	Exercise of Options
20/04/2006	Transaction in own shares
20/04/2006	Director/PDMR Shareholding
20/04/2006	Completion of ordinary shares
21/04/2006	Transaction in own shares
21/04/2006	Director/PDMR Shareholding
24/04/2006	Transaction in own shares
25/04/2006	Transaction in own shares
25/04/2006	AGM statement
25/04/2006	AGM voting results
26/04/2006	Transaction in own shares
26/04/2006	Director/PDMR Shareholding
26/04/2006	Director/PDMR Shareholding – amend

27/04/2006	Transaction in own shares
27/04/2006	Director/PDMR Shareholding
28/04/2006	Transaction in own shares
28/04/2006	Director/PDMR Shareholding
28/04/2006	Director/PDMR Shareholding
02/05/2006	Transaction in own shares
03/05/2006	Transaction in own shares
03/05/2006	Director/PDMR Shareholding
04/05/2006	Transaction in own shares
04/05/2006	Director/PDMR Shareholding
05/05/2006	Transaction in own shares
08/05/2006	Transaction in own shares
08/05/2006	Director/PDMR Shareholding
08/05/2006	Director/PDMR Shareholding
09/05/2006	Transaction in own shares
09/05/2006	Director/PDMR Shareholding
10/05/2006	Transaction in own shares
10/05/2006	Directors' appointment
10/05/2006	Director/PDMR Shareholding
11/05/2006	Transaction in own shares
11/05/2006	Director/PDMR Shareholding
12/05/2006	Transaction in own shares
12/05/2006	Director/PDMR Shareholding
15/05/2006	Transaction in own shares
15/05/2006	Director/PDMR Shareholding
16/05/2006	Transaction in own shares
16/05/2006	Director/PDMR Shareholding
17/05/2006	Transaction in own shares
17/05/2006	Director/PDMR Shareholding
18/05/2006	Transaction in own shares
18/05/2006	Director/PDMR Shareholding
19/05/2006	Transaction in own shares
19/05/2006	Director/PDMR Shareholding
22/05/2006	Transaction in own shares
23/05/2006	Purchases of shares
24/05/2006	Purchases of shares
24/05/2006	Director/PDMR Shareholding
25/05/2006	Transaction in own shares
25/05/2006	Re Alliance
26/05/2006	Transaction in own shares
26/05/2006	Director/PDMR Shareholding
30/05/2006	Transaction in own shares
30/05/2006	Transaction in own shares
30/05/2006	Director/PDMR Shareholding
31/05/2006	Transaction in own shares
31/05/2006	Holding(s) in company
01/06/2006	Transaction in own shares
02/06/2006	Transaction in own shares
02/06/2006	Director/PDMR Shareholding
05/06/2006	Transaction in own shares
06/06/2006	Transaction in own shares
07/06/2006	Transaction in own shares
07/06/2006	Director/PDMR Shareholding
07/06/2006	Director/PDMR Shareholding
08/06/2006	Transaction in own shares
08/06/2006	Director/PDMR Shareholding
09/06/2006	Transaction in own shares
12/06/2006	Transaction in own shares
12/06/2006	Proposed dividend dates
12/06/2006	Director/PDMR Shareholding
13/06/2006	Transaction in own shares
14/06/2006	Transaction in own shares
15/06/2006	Transaction in own shares
16/06/2006	Transaction in own shares
16/06/2006	Director/PDMR Shareholding
20/06/2006	Transaction in own shares
21/06/2006	Transaction in own shares
21/06/2006	Early redemption
22/06/2006	Transaction in own shares
23/06/2006	Director/PDMR Shareholding
23/06/2006	Transaction in own shares
23/06/2006	Director/PDMR Shareholding
26/06/2006	Transaction in own shares
27/06/2006	Transaction in own shares
28/06/2006	Transaction in own shares

29/06/2006	Transaction in own shares
30/06/2006	Transaction in own shares
3/07/2006	Transaction in own shares
3/07/2006	Director/PDMR Shareholding
4/07/2006	Transaction in own shares
6/07/2006	Transaction in own shares
6/07/2006	Additional Listing
6/07/2006	Director/PDMR Shareholding
7/07/2006	Transaction in own shares
10/07/2006	Transaction in own shares
10/07/2006	Director/PDMR Shareholding
10/07/2006	Director/PDMR Shareholding
12/07/2006	Transaction in own shares
14/07/2006	Transaction in own shares
14/07/2006	Disposal
14/07/2006	Aquisition
14/07/2006	Director/PDMR Shareholding
17/07/2006	Transaction in own shares
18/07/2006	Transaction in own shares
19/07/2006	Transaction in own shares
20/07/2006	Transaction in own shares
21/07/2006	Transaction in own shares
24/07/2006	Transaction in own shares
24/07/2006	Director/PDMR Shareholding
25/07/2006	Transaction in own shares
25/07/2006	Block listing interim review
26/07/2006	Transaction in own shares
26/07/2006	Additional Listing
27/07/2006	Transaction in own shares
27/07/2006	Notification
27/07/2006	Subsidiary Interim Results
28/07/2006	Transaction in own shares
28/07/2006	De Beers Interim Results
28/07/2006	Director/PDMR Shareholding
31/07/2006	Transaction in own shares
31/07/2006	Anglo Platinum Interims
1/08/2006	Transaction in own shares
2/08/2006	Transaction in own shares
2/08/2006	Kumba Resources
2/08/2006	Cancellation of Listing
3/08/2006	Transaction in own shares
4/08/2006	Transaction in own shares
4/08/2006	Interim results
4/08/2006	Interim results
4/08/2006	Director/PDMR Shareholding
7/08/2006	Dividend declaration
8/08/2006	Director/PDMR Shareholding
9/08/2006	Transaction in own shares
10/08/2006	Director/PDMR Shareholding
11/08/2006	Transaction in own shares
14/08/2006	Transaction in own shares
14/08/2006	Director/PDMR Shareholding
15/08/2006	Transaction in own shares
16/08/2006	Transaction in own shares
17/08/2006	Transaction in own shares
18/08/2006	Transaction in own shares
18/08/2006	Director/PDMR Shareholding
21/08/2006	Transaction in own shares
22/08/2006	Transaction in own shares
23/08/2006	Anglo American interims
24/08/2006	Transaction in own shares
25/08/2006	Transaction in own shares
25/08/2006	Director/PDMR Shareholding
25/08/2006	Director/PDMR Shareholding
29/08/2006	Transaction in own shares
29/08/2006	Sterling & Euro div rates
01/09/2006	Director/PDMR Shareholding
05/09/2006	Directorate Change
08/09/2006	Director/PDMR Shareholding
11/09/2006	Director/PDMR Shareholding
18/09/2006	Director/PDMR Shareholding
22/09/2006	Director/PDMR Shareholding
22/09/2006	Director/PDMR Shareholding
29/09/2006	Director/PDMR Shareholding
02/10/2006	Transaction in own shares

02/10/2006	Director/PDMR Shareholding
02/10/2006	Director/PDMR Shareholding
03/10/2006	Transaction in own shares
03/10/2006	Director/PDMR Shareholding
03/10/2006	Director/PDMR Shareholding
4/10/2006	Transaction in own shares
5/10/2006	Transaction in own shares
5/10/2006	Joint venture
5/10/2006	Director/PDMR Shareholding
6/10/2006	Transaction in own shares
9/10/2006	Transaction in own shares
9/10/2006	Director/PDMR Shareholding
9/10/2006	Director/PDMR Shareholding
10/10/2006	Transaction in own shares
11/10/2006	Transaction in own shares
11/10/2006	Transaction in own shares
12/10/2006	Transaction in own shares
13/10/2006	Transaction in own shares
13/10/2006	Director/PDMR Shareholding
16/10/2006	Transaction in own shares
17/10/2006	Transaction in own shares
18/10/2006	Transaction in own shares
19/10/2006	Transaction in own shares
20/10/2006	Transaction in own shares
20/10/2006	Director/PDMR Shareholding
20/10/2006	Director/PDMR Shareholding
23/10/2006	Transaction in own shares
24/10/2006	Transaction in own shares
24/10/2006	New Anglo CEO named
25/10/2006	Transaction in own shares
26/10/2006	Transaction in own shares
27/10/2006	Transaction in own shares
27/10/2006	Dividend declaration
30/10/2006	Transaction in own shares
30/10/2006	Director/PDMR Shareholding
31/10/2006	Transaction in own shares
31/10/2006	Directorate change
01/11/06	Transaction in own shares
01/11/06	Proposed final div dates
2/11/06	Transaction in own shares
3/11/06	Transaction in own shares
3/11/06	Director/PDMR Shareholding
6/11/06	Transaction in own shares
7/11/06	Directorate change
7/11/06	Transaction in own shares
7/11/06	Director/PDMR Shareholding
8/11/06	Director/PDMR Shareholding
9/11/06	Transaction in own shares
10/11/06	Transaction in own shares
13/11/06	Transaction in own shares
13/11/06	Director/PDMR Shareholding
14/11/06	Transaction in own shares
14/11/06	Director/PDMR Shareholding
15/11/06	Transaction in own shares
15/11/06	Holding(s) in company
16/11/06	Transaction in own shares
17/11/06	Transaction in own shares
20/11/06	Transaction in own shares
20/11/06	Director/PDMR Shareholding
20/11/06	Holding(s) in company
20/11/06	Kumba iron ore lists on JSE
21/11/06	Transaction in own shares
22/11/06	Transaction in own shares
23/11/06	Transaction in own shares
24/11/06	Transaction in own shares
27/11/06	Transaction in own shares
27/11/06	Director/PDMR Shareholding
27/11/06	Director/PDMR Shareholding
28/11/06	Transaction in own shares
29/11/06	Transaction in own shares
30/11/06	Transaction in own shares
1/12/06	Transaction in own shares
1/12/06	Director/PDMR Shareholding
4/12/06	Transaction in own shares
5/12/06	Transaction in own shares

6/12/06	Transaction in own shares
7/12/06	Transaction in own shares
7/12/06	Barro alto nickel project
7/12/06	Director/PDMR Shareholding
8/12/06	Transaction in own shares
11/12/06	Transaction in own shares
11/12/06	Director/PDMR Shareholding
12/12/06	Transaction in own shares
13/12/06	Transaction in own shares
14/12/06	Transaction in own shares
14/12/06	Tongaat-Hullet
15/12/06	Transaction in own shares
15/12/06	Director/PDMR Shareholding
18/12/06	Transaction in own shares
20/12/06	Transaction in own shares
21/12/06	Transaction in own shares
22/12/06	Transaction in own shares
22/12/06	Transaction in own shares
27/12/06	Transaction in own shares
27/12/06	Director/PDMR Shareholding
28/12/06	Transaction in own shares
29/12/06	Transaction in own shares
29/12/06	Total voting rights
2/1/07	Transaction in own shares
2/1/07	Director/PDMR Shareholding
3/1/07	Transaction in own shares
3/1/07	Director/PDMR Shareholding
4/1/07	Transaction in own shares
5/1/07	Transaction in own shares
5/1/07	Director/PDMR Shareholding
8/1/07	Transaction in own shares
8/1/07	Transaction in own shares
9/1/07	Transaction in own shares
9/1/07	Director/PDMR Shareholding
10/1/07	Transaction in own shares
11/1/07	Transaction in own shares
12/1/07	Transaction in own shares
12/1/07	Director/PDMR Shareholding
15/1/07	Transaction in own shares
15/1/07	Directorate Change
16/1/07	Transaction in own shares
17/1/07	Transaction in own shares
18/1/07	Transaction in own shares
18/1/07	Director/PDMR Shareholding
19/1/07	Transaction in own shares
19/1/07	Total voting rights
19/1/07	Director/PDMR Shareholding
22/1/07	Transaction in own shares
23/1/07	Transaction in own shares
24/1/07	Transaction in own shares
25/1/07	Transaction in own shares
26/1/07	Transaction in own shares
26/1/07	Director/PDMR Shareholding
29/1/07	Transaction in own shares
30/1/07	Transaction in own shares
31/1/07	Transaction in own shares
31/1/07	Total voting rights
1/2/07	Transaction in own shares
2/2/07	Transaction in own shares
2/2/07	Director/PDMR Shareholding
5/2/07	Transaction in own shares
6/2/07	Transaction in own shares
7/2/07	Transaction in own shares
8/2/07	Transaction in own shares
8/2/07	Anglo Inyosi Coal
8/2/07	Director/PDMR Shareholding
9/2/07	Transaction in own shares
9/2/07	De Beers annual results
9/2/07	Director/PDMR Shareholding
12/2/07	Anglo Platinum Annual Results
12/2/07	Transaction in own shares
13/2/07	AngloGold Ashanti Results
13/2/07	Transaction in own shares
14/2/07	Transaction in own shares
14/2/07	Anglo Platinum Directorate

15/2/07	Transaction in own shares
15/2/07	Kumba Iron Ore Annual Results
16/2/07	Transaction in own shares
16/2/07	Director/PDMR Shareholding
19/2/07	Transaction in own shares
20/2/07	Transaction in own shares
21/2/07	Final results
21/2/07	Transaction in own shares
21/2/07	Director/PDMR Shareholding
23/2/07	Transaction in own shares
23/2/07	Director/PDMR Shareholding
26/2/07	Transaction in own shares
28/2/07	Transaction in own shares
28/2/07	Total voting rights
28/2/07	Director/PDMR Shareholding
1/3/07	Transaction in own shares
1/3/07	Director/PDMR Shareholding
1/3/07	Scaw Metals
2/3/07	Transaction in own shares
2/3/07	Director/PDMR Shareholding
5/3/07	Transaction in own shares
6/3/07	Transaction in own shares
7/3/07	Transaction in own shares
7/3/07	Director/PDMR Shareholding
8/3/07	Transaction in own shares
9/3/07	Transaction in own shares
9/3/07	Director/PDMR Shareholding
12/3/07	Transaction in own shares
12/3/07	Director/PDMR Shareholding
13/3/07	Transaction in own shares
13/3/07	Director/PDMR Shareholding
14/3/07	Transaction in own shares
14/3/07	Directorate
15/3/07	Transaction in own shares
15/3/07	Proposed dividend dates
16/3/07	Transaction in own shares
16/3/07	Director/PDMR Shareholding
19/3/07	Transaction in own shares
19/3/07	Director/PDMR Shareholding
19/3/07	Director/PDMR Shareholding
20/3/07	Transaction in own shares
20/3/07	Dividend declaration
21/3/07	Transaction in own shares
21/3/07	Director/PDMR Shareholding
22/3/07	Annual Report & Accounts

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated. Copies of the documents filed with the Registrar of Companies can be obtained from Companies House (www.companieshouse.gov.uk)

Date of filing	Document	
13/04/2006	88(2)R	Return of allotment of shares
02/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
02/05/2006	288b	Resignation of Director
15/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
18/05/2006	AA	Group Company Accounts made up to 31/12/2005
19/05/2006	RES01	Alteration of Articles
19/05/2006	Mem/Arts	Memorandum & Articles of Association
31/05/2006	288a	Director appointed
30/05/2006	88(2)R	Return of allotment of shares
30/05/2006	88(2)R	Return of allotment of shares
31/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
07/07/2006	169 (1B)	Purchase of Own shares to hold in treasury
12/07/2006	88(2)R	Return of allotment of shares
18/07/2006	88(2)R	Return of allotment of shares
13/07/2006	288c	Director's particulars changed
13/07/2006	288c	Director's particulars changed
13/07/2006	288c	Director's particulars changed
14/07/2006	288c	Director's particulars changed
07/08/2006	88(2)R	Return of allotment of shares
09/08/2006	RES 09	Resolutions

09/08/2006	RES 09	Resolutions
22/08/2006	363a	Return made up to 14/05/2006
18/08/2006	AA	Interim Accounts made up to 30/06/06
22/08/2006	288c	Secretary's particulars changed
11/10/2006	88(2)R	Return of allotment of shares
08/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
12/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
19/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
08/01/2007	169 (1B)	Purchase of Own shares to hold in treasury
11/01/2007	88(2)R	Return of allotment of shares
15/01/2007	169 (1B)	Purchase of Own shares to hold in treasury
30/01/2007	288c	Director's particulars changed
09/02/2007	288a	Director appointed
14/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
21/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
28/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
19/03/2007	288b	Secretary resigned

3. Annual and Interim Report

The Company's Annual Review & Annual Report for the period ending 31 December 2006, and Notice of the 2007 Annual General Meeting were filed with the UKLA Document Viewing Facility on 22 March 2006. These documents can be found on the Company's website, as can the Interim Report 2006 published on 4 August 2006.
www.angloamerican.co.uk

Issued by:	Anglo American plc
Date:	22 March 2006
Contact:	Andy Hodges +44 (0) 20 7968 8752

Annual Information Update for the 12 months up to and including 22 March 2007

Anglo American plc (the "Company") provides an annual information update, in accordance with Prospectus Rule 5.2. The information referred to in this update was up to date at the time it was published but some information may now be out of date. The information is referred to in this update, rather than included in full, to avoid an unnecessarily lengthy document.

The Company's ordinary shares are listed on the London Stock Exchange (the primary listing), the JSE Securities Exchange South Africa (JSE), the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange.

1. Announcements via RNS, a regulatory information service - Anglo American plc

Announcement Date	RNS Headline
20/03/2006	Annual Information Update
23/03/2006	Increase in Buyback
24/03/2006	Anglogold Ashanti
24/03/2006	Holding in Anglogold Ashanti
24/03/2006	Transaction in own shares
24/03/2006	Director/PDMR Shareholding
27/03/2006	Transaction in own shares
28/03/2006	Transaction in own shares
28/03/2006	Director/PDMR Shareholding
29/03/2006	Transaction in own shares
30/03/2006	Transaction in own shares
30/03/2006	Director/PDMR Shareholding
31/03/2006	Transaction in own shares
03/04/2006	Transaction in own shares
03/04/2006	Director/PDMR Shareholding
04/04/2006	Transaction in own shares
04/04/2006	Director/PDMR Shareholding
04/04/2006	Additional Listing
05/04/2006	Transaction in own shares
05/04/2006	Director/PDMR Shareholding
06/04/2006	Director/PDMR Shareholding
07/04/2006	Transaction in own shares
07/04/2006	Director/PDMR Shareholding
10/04/2006	Transaction in own shares
10/04/2006	Director/PDMR Shareholding
11/04/2006	Transaction in own shares
11/04/2006	Anglogold Ashanti
12/04/2006	Transaction in own shares
12/04/2006	Statement re Anglo Platinum
12/04/2006	Director/PDMR Shareholding
13/04/2006	Transaction in own shares
13/04/2006	Director/PDMR Shareholding
18/04/2006	Transaction in own shares
19/04/2006	Transaction in own shares
19/04/2006	Director/PDMR Shareholding
19/04/2006	Exercise of Options
20/04/2006	Transaction in own shares
20/04/2006	Director/PDMR Shareholding
20/04/2006	Completion of ordinary shares
21/04/2006	Transaction in own shares
21/04/2006	Director/PDMR Shareholding
24/04/2006	Transaction in own shares
25/04/2006	Transaction in own shares
25/04/2006	AGM statement
25/04/2006	AGM voting results
26/04/2006	Transaction in own shares
26/04/2006	Director/PDMR Shareholding
26/04/2006	Director/PDMR Shareholding – amend

27/04/2006	Transaction in own shares
27/04/2006	Director/PDMR Shareholding
28/04/2006	Transaction in own shares
28/04/2006	Director/PDMR Shareholding
28/04/2006	Director/PDMR Shareholding
02/05/2006	Transaction in own shares
03/05/2006	Transaction in own shares
03/05/2006	Director/PDMR Shareholding
04/05/2006	Transaction in own shares
04/05/2006	Director/PDMR Shareholding
05/05/2006	Transaction in own shares
08/05/2006	Transaction in own shares
08/05/2006	Director/PDMR Shareholding
08/05/2006	Director/PDMR Shareholding
09/05/2006	Transaction in own shares
09/05/2006	Director/PDMR Shareholding
10/05/2006	Transaction in own shares
10/05/2006	Directors' appointment
10/05/2006	Director/PDMR Shareholding
11/05/2006	Transaction in own shares
11/05/2006	Director/PDMR Shareholding
12/05/2006	Transaction in own shares
12/05/2006	Director/PDMR Shareholding
15/05/2006	Transaction in own shares
15/05/2006	Director/PDMR Shareholding
16/05/2006	Transaction in own shares
16/05/2006	Director/PDMR Shareholding
17/05/2006	Transaction in own shares
17/05/2006	Director/PDMR Shareholding
18/05/2006	Transaction in own shares
18/05/2006	Director/PDMR Shareholding
19/05/2006	Transaction in own shares
19/05/2006	Director/PDMR Shareholding
22/05/2006	Transaction in own shares
23/05/2006	Purchases of shares
24/05/2006	Purchases of shares
24/05/2006	Director/PDMR Shareholding
25/05/2006	Transaction in own shares
25/05/2006	Re Alliance
26/05/2006	Transaction in own shares
26/05/2006	Director/PDMR Shareholding
30/05/2006	Transaction in own shares
30/05/2006	Transaction in own shares
30/05/2006	Director/PDMR Shareholding
31/05/2006	Transaction in own shares
31/05/2006	Holding(s) in company
01/06/2006	Transaction in own shares
02/06/2006	Transaction in own shares
02/06/2006	Director/PDMR Shareholding
05/06/2006	Transaction in own shares
06/06/2006	Transaction in own shares
07/06/2006	Transaction in own shares
07/06/2006	Director/PDMR Shareholding
07/06/2006	Director/PDMR Shareholding
08/06/2006	Transaction in own shares
08/06/2006	Director/PDMR Shareholding
09/06/2006	Transaction in own shares
12/06/2006	Transaction in own shares
12/06/2006	Proposed dividend dates
12/06/2006	Director/PDMR Shareholding
13/06/2006	Transaction in own shares
14/06/2006	Transaction in own shares
15/06/2006	Transaction in own shares
16/06/2006	Transaction in own shares
16/06/2006	Director/PDMR Shareholding
20/06/2006	Transaction in own shares
21/06/2006	Transaction in own shares
21/06/2006	Early redemption
22/06/2006	Transaction in own shares
23/06/2006	Director/PDMR Shareholding
23/06/2006	Transaction in own shares
23/06/2006	Director/PDMR Shareholding
26/06/2006	Transaction in own shares
27/06/2006	Transaction in own shares
28/06/2006	Transaction in own shares

29/06/2006	Transaction in own shares
30/06/2006	Transaction in own shares
3/07/2006	Transaction in own shares
3/07/2006	Director/PDMR Shareholding
4/07/2006	Transaction in own shares
6/07/2006	Transaction in own shares
6/07/2006	Additional Listing
6/07/2006	Director/PDMR Shareholding
7/07/2006	Transaction in own shares
10/07/2006	Transaction in own shares
10/07/2006	Director/PDMR Shareholding
10/07/2006	Director/PDMR Shareholding
12/07/2006	Transaction in own shares
14/07/2006	Transaction in own shares
14/07/2006	Disposal
14/07/2006	Aquisition
14/07/2006	Director/PDMR Shareholding
17/07/2006	Transaction in own shares
18/07/2006	Transaction in own shares
19/07/2006	Transaction in own shares
20/07/2006	Transaction in own shares
21/07/2006	Transaction in own shares
24/07/2006	Transaction in own shares
24/07/2006	Director/PDMR Shareholding
25/07/2006	Transaction in own shares
25/07/2006	Block listing interim review
26/07/2006	Transaction in own shares
26/07/2006	Additional Listing
27/07/2006	Transaction in own shares
27/07/2006	Notification
27/07/2006	Subsidiary Interim Results
28/07/2006	Transaction in own shares
28/07/2006	De Beers Interim Results
28/07/2006	Director/PDMR Shareholding
31/07/2006	Transaction in own shares
31/07/2006	Anglo Platinum Interims
1/08/2006	Transaction in own shares
2/08/2006	Transaction in own shares
2/08/2006	Kumba Resources
2/08/2006	Cancellation of Listing
3/08/2006	Transaction in own shares
4/08/2006	Transaction in own shares
4/08/2006	Interim results
4/08/2006	Interim results
4/08/2006	Director/PDMR Shareholding
7/08/2006	Dividend declaration
8/08/2006	Director/PDMR Shareholding
9/08/2006	Transaction in own shares
10/08/2006	Director/PDMR Shareholding
11/08/2006	Transaction in own shares
14/08/2006	Transaction in own shares
14/08/2006	Director/PDMR Shareholding
15/08/2006	Transaction in own shares
16/08/2006	Transaction in own shares
17/08/2006	Transaction in own shares
18/08/2006	Transaction in own shares
18/08/2006	Director/PDMR Shareholding
21/08/2006	Transaction in own shares
22/08/2006	Transaction in own shares
23/08/2006	Anglo American interims
24/08/2006	Transaction in own shares
25/08/2006	Transaction in own shares
25/08/2006	Director/PDMR Shareholding
25/08/2006	Director/PDMR Shareholding
29/08/2006	Transaction in own shares
29/08/2006	Sterling & Euro div rates
01/09/2006	Director/PDMR Shareholding
05/09/2006	Directorate Change
08/09/2006	Director/PDMR Shareholding
11/09/2006	Director/PDMR Shareholding
18/09/2006	Director/PDMR Shareholding
22/09/2006	Director/PDMR Shareholding
22/09/2006	Director/PDMR Shareholding
29/09/2006	Director/PDMR Shareholding
02/10/2006	Transaction in own shares

02/10/2006	Director/PDMR Shareholding
02/10/2006	Director/PDMR Shareholding
03/10/2006	Transaction in own shares
03/10/2006	Director/PDMR Shareholding
03/10/2006	Director/PDMR Shareholding
4/10/2006	Transaction in own shares
5/10/2006	Transaction in own shares
5/10/2006	Joint venture
5/10/2006	Director/PDMR Shareholding
6/10/2006	Transaction in own shares
9/10/2006	Transaction in own shares
9/10/2006	Director/PDMR Shareholding
9/10/2006	Director/PDMR Shareholding
10/10/2006	Transaction in own shares
11/10/2006	Transaction in own shares
11/10/2006	Transaction in own shares
12/10/2006	Transaction in own shares
13/10/2006	Transaction in own shares
13/10/2006	Director/PDMR Shareholding
16/10/2006	Transaction in own shares
17/10/2006	Transaction in own shares
18/10/2006	Transaction in own shares
19/10/2006	Transaction in own shares
20/10/2006	Transaction in own shares
20/10/2006	Director/PDMR Shareholding
20/10/2006	Director/PDMR Shareholding
23/10/2006	Transaction in own shares
24/10/2006	Transaction in own shares
24/10/2006	New Anglo CEO named
25/10/2006	Transaction in own shares
26/10/2006	Transaction in own shares
27/10/2006	Transaction in own shares
27/10/2006	Dividend declaration
30/10/2006	Transaction in own shares
30/10/2006	Director/PDMR Shareholding
31/10/2006	Transaction in own shares
31/10/2006	Directorate change
01/11/06	Transaction in own shares
01/11/06	Proposed final div dates
2/11/06	Transaction in own shares
3/11/06	Transaction in own shares
3/11/06	Director/PDMR Shareholding
6/11/06	Transaction in own shares
7/11/06	Directorate change
7/11/06	Transaction in own shares
7/11/06	Director/PDMR Shareholding
8/11/06	Director/PDMR Shareholding
9/11/06	Transaction in own shares
10/11/06	Transaction in own shares
13/11/06	Transaction in own shares
13/11/06	Director/PDMR Shareholding
14/11/06	Transaction in own shares
14/11/06	Director/PDMR Shareholding
15/11/06	Transaction in own shares
15/11/06	Holding(s) in company
16/11/06	Transaction in own shares
17/11/06	Transaction in own shares
20/11/06	Transaction in own shares
20/11/06	Director/PDMR Shareholding
20/11/06	Holding(s) in company
20/11/06	Kumba iron ore lists on JSE
21/11/06	Transaction in own shares
22/11/06	Transaction in own shares
23/11/06	Transaction in own shares
24/11/06	Transaction in own shares
27/11/06	Transaction in own shares
27/11/06	Director/PDMR Shareholding
27/11/06	Director/PDMR Shareholding
28/11/06	Transaction in own shares
29/11/06	Transaction in own shares
30/11/06	Transaction in own shares
1/12/06	Transaction in own shares
1/12/06	Director/PDMR Shareholding
4/12/06	Transaction in own shares
5/12/06	Transaction in own shares

6/12/06	Transaction in own shares
7/12/06	Transaction in own shares
7/12/06	Barro alto nickel project
7/12/06	Director/PDMR Shareholding
8/12/06	Transaction in own shares
11/12/06	Transaction in own shares
11/12/06	Director/PDMR Shareholding
12/12/06	Transaction in own shares
13/12/06	Transaction in own shares
14/12/06	Transaction in own shares
14/12/06	Tongaat-Hullet
15/12/06	Transaction in own shares
15/12/06	Director/PDMR Shareholding
18/12/06	Transaction in own shares
20/12/06	Transaction in own shares
21/12/06	Transaction in own shares
22/12/06	Transaction in own shares
22/12/06	Transaction in own shares
27/12/06	Transaction in own shares
27/12/06	Director/PDMR Shareholding
28/12/06	Transaction in own shares
29/12/06	Transaction in own shares
29/12/06	Total voting rights
2/1/07	Transaction in own shares
2/1/07	Director/PDMR Shareholding
3/1/07	Transaction in own shares
3/1/07	Director/PDMR Shareholding
4/1/07	Transaction in own shares
5/1/07	Transaction in own shares
5/1/07	Director/PDMR Shareholding
8/1/07	Transaction in own shares
8/1/07	Transaction in own shares
9/1/07	Transaction in own shares
9/1/07	Director/PDMR Shareholding
10/1/07	Transaction in own shares
11/1/07	Transaction in own shares
12/1/07	Transaction in own shares
12/1/07	Director/PDMR Shareholding
15/1/07	Transaction in own shares
15/1/07	Directorate Change
16/1/07	Transaction in own shares
17/1/07	Transaction in own shares
18/1/07	Transaction in own shares
18/1/07	Director/PDMR Shareholding
19/1/07	Transaction in own shares
19/1/07	Total voting rights
19/1/07	Director/PDMR Shareholding
22/1/07	Transaction in own shares
23/1/07	Transaction in own shares
24/1/07	Transaction in own shares
25/1/07	Transaction in own shares
26/1/07	Transaction in own shares
26/1/07	Director/PDMR Shareholding
29/1/07	Transaction in own shares
30/1/07	Transaction in own shares
31/1/07	Transaction in own shares
31/1/07	Total voting rights
1/2/07	Transaction in own shares
2/2/07	Transaction in own shares
2/2/07	Director/PDMR Shareholding
5/2/07	Transaction in own shares
6/2/07	Transaction in own shares
7/2/07	Transaction in own shares
8/2/07	Transaction in own shares
8/2/07	Anglo Inyosi Coal
8/2/07	Director/PDMR Shareholding
9/2/07	Transaction in own shares
9/2/07	De Beers annual results
9/2/07	Director/PDMR Shareholding
12/2/07	Anglo Platinum Annual Results
12/2/07	Transaction in own shares
13/2/07	AngloGold Ashanti Results
13/2/07	Transaction in own shares
14/2/07	Transaction in own shares
14/2/07	Anglo Platinum Directorate

15/2/07	Transaction in own shares
15/2/07	Kumba Iron Ore Annual Results
16/2/07	Transaction in own shares
16/2/07	Director/PDMR Shareholding
19/2/07	Transaction in own shares
20/2/07	Transaction in own shares
21/2/07	Final results
21/2/07	Transaction in own shares
21/2/07	Director/PDMR Shareholding
23/2/07	Transaction in own shares
23/2/07	Director/PDMR Shareholding
26/2/07	Transaction in own shares
28/2/07	Transaction in own shares
28/2/07	Total voting rights
28/2/07	Director/PDMR Shareholding
1/3/07	Transaction in own shares
1/3/07	Director/PDMR Shareholding
1/3/07	Scaw Metals
2/3/07	Transaction in own shares
2/3/07	Director/PDMR Shareholding
5/3/07	Transaction in own shares
6/3/07	Transaction in own shares
7/3/07	Transaction in own shares
7/3/07	Director/PDMR Shareholding
8/3/07	Transaction in own shares
9/3/07	Transaction in own shares
9/3/07	Director/PDMR Shareholding
12/3/07	Transaction in own shares
12/3/07	Director/PDMR Shareholding
13/3/07	Transaction in own shares
13/3/07	Director/PDMR Shareholding
14/3/07	Transaction in own shares
14/3/07	Directorate
15/3/07	Transaction in own shares
15/3/07	Proposed dividend dates
16/3/07	Transaction in own shares
16/3/07	Director/PDMR Shareholding
19/3/07	Transaction in own shares
19/3/07	Director/PDMR Shareholding
19/3/07	Director/PDMR Shareholding
20/3/07	Transaction in own shares
20/3/07	Dividend declaration
21/3/07	Transaction in own shares
21/3/07	Director/PDMR Shareholding
22/3/07	Annual Report & Accounts

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated. Copies of the documents filed with the Registrar of Companies can be obtained from Companies House (www.companieshouse.gov.uk)

Date of filing	Document	
13/04/2006	88(2)R	Return of allotment of shares
02/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
02/05/2006	288b	Resignation of Director
15/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
18/05/2006	AA	Group Company Accounts made up to 31/12/2005
19/05/2006	RES01	Alteration of Articles
19/05/2006	Mem/Arts	Memorandum & Articles of Association
31/05/2006	288a	Director appointed
30/05/2006	88(2)R	Return of allotment of shares
30/05/2006	88(2)R	Return of allotment of shares
31/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
07/07/2006	169 (1B)	Purchase of Own shares to hold in treasury
12/07/2006	88(2)R	Return of allotment of shares
18/07/2006	88(2)R	Return of allotment of shares
13/07/2006	288c	Director's particulars changed
13/07/2006	288c	Director's particulars changed
13/07/2006	288c	Director's particulars changed
14/07/2006	288c	Director's particulars changed
07/08/2006	88(2)R	Return of allotment of shares
09/08/2006	RES 09	Resolutions

09/08/2006	RES 09	Resolutions
22/08/2006	363a	Return made up to 14/05/2006
18/08/2006	AA	Interim Accounts made up to 30/06/06
22/08/2006	288c	Secretary's particulars changed
11/10/2006	88(2)R	Return of allotment of shares
08/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
12/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
19/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
08/01/2007	169 (1B)	Purchase of Own shares to hold in treasury
11/01/2007	88(2)R	Return of allotment of shares
15/01/2007	169 (1B)	Purchase of Own shares to hold in treasury
30/01/2007	288c	Director's particulars changed
09/02/2007	288a	Director appointed
14/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
21/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
28/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
19/03/2007	288b	Secretary resigned

3. Annual and Interim Report

The Company's Annual Review & Annual Report for the period ending 31 December 2006, and Notice of the 2007 Annual General Meeting were filed with the UKLA Document Viewing Facility on 22 March 2006. These documents can be found on the Company's website, as can the Interim Report 2006 published on 4 August 2006.
www.angloamerican.co.uk

Issued by:	Anglo American plc
Date:	22 March 2006
Contact:	Andy Hodges +44 (0) 20 7968 8752

Annual Information Update for the 12 months up to and including 22 March 2007

Anglo American plc (the "Company") provides an annual information update, in accordance with Prospectus Rule 5.2. The information referred to in this update was up to date at the time it was published but some information may now be out of date. The information is referred to in this update, rather than included in full, to avoid an unnecessarily lengthy document.

The Company's ordinary shares are listed on the London Stock Exchange (the primary listing), the JSE Securities Exchange South Africa (JSE), the SWX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange.

1. Announcements via RNS, a regulatory information service - Anglo American plc

Announcement Date	RNS Headline
20/03/2006	Annual Information Update
23/03/2006	Increase in Buyback
24/03/2006	Anglogold Ashanti
24/03/2006	Holding in Anglogold Ashanti
24/03/2006	Transaction in own shares
24/03/2006	Director/PDMR Shareholding
27/03/2006	Transaction in own shares
28/03/2006	Transaction in own shares
28/03/2006	Director/PDMR Shareholding
29/03/2006	Transaction in own shares
30/03/2006	Transaction in own shares
30/03/2006	Director/PDMR Shareholding
31/03/2006	Transaction in own shares
03/04/2006	Transaction in own shares
03/04/2006	Director/PDMR Shareholding
04/04/2006	Transaction in own shares
04/04/2006	Director/PDMR Shareholding
04/04/2006	Additional Listing
05/04/2006	Transaction in own shares
05/04/2006	Director/PDMR Shareholding
06/04/2006	Director/PDMR Shareholding
07/04/2006	Transaction in own shares
07/04/2006	Director/PDMR Shareholding
10/04/2006	Transaction in own shares
10/04/2006	Director/PDMR Shareholding
11/04/2006	Transaction in own shares
11/04/2006	Anglogold Ashanti
12/04/2006	Transaction in own shares
12/04/2006	Statement re Anglo Platinum
12/04/2006	Director/PDMR Shareholding
13/04/2006	Transaction in own shares
13/04/2006	Director/PDMR Shareholding
18/04/2006	Transaction in own shares
19/04/2006	Transaction in own shares
19/04/2006	Director/PDMR Shareholding
19/04/2006	Exercise of Options
20/04/2006	Transaction in own shares
20/04/2006	Director/PDMR Shareholding
20/04/2006	Completion of ordinary shares
21/04/2006	Transaction in own shares
21/04/2006	Director/PDMR Shareholding
24/04/2006	Transaction in own shares
25/04/2006	Transaction in own shares
25/04/2006	AGM statement
25/04/2006	AGM voting results
26/04/2006	Transaction in own shares
26/04/2006	Director/PDMR Shareholding
26/04/2006	Director/PDMR Shareholding – amend

27/04/2006	Transaction in own shares
27/04/2006	Director/PDMR Shareholding
28/04/2006	Transaction in own shares
28/04/2006	Director/PDMR Shareholding
28/04/2006	Director/PDMR Shareholding
02/05/2006	Transaction in own shares
03/05/2006	Transaction in own shares
03/05/2006	Director/PDMR Shareholding
04/05/2006	Transaction in own shares
04/05/2006	Director/PDMR Shareholding
05/05/2006	Transaction in own shares
08/05/2006	Transaction in own shares
08/05/2006	Director/PDMR Shareholding
08/05/2006	Director/PDMR Shareholding
09/05/2006	Transaction in own shares
09/05/2006	Director/PDMR Shareholding
10/05/2006	Transaction in own shares
10/05/2006	Directors' appointment
10/05/2006	Director/PDMR Shareholding
11/05/2006	Transaction in own shares
11/05/2006	Director/PDMR Shareholding
12/05/2006	Transaction in own shares
12/05/2006	Director/PDMR Shareholding
15/05/2006	Transaction in own shares
15/05/2006	Director/PDMR Shareholding
16/05/2006	Transaction in own shares
16/05/2006	Director/PDMR Shareholding
17/05/2006	Transaction in own shares
17/05/2006	Director/PDMR Shareholding
18/05/2006	Transaction in own shares
18/05/2006	Director/PDMR Shareholding
19/05/2006	Transaction in own shares
19/05/2006	Director/PDMR Shareholding
22/05/2006	Transaction in own shares
23/05/2006	Purchases of shares
24/05/2006	Purchases of shares
24/05/2006	Director/PDMR Shareholding
25/05/2006	Transaction in own shares
25/05/2006	Re Alliance
26/05/2006	Transaction in own shares
26/05/2006	Director/PDMR Shareholding
30/05/2006	Transaction in own shares
30/05/2006	Transaction in own shares
30/05/2006	Director/PDMR Shareholding
31/05/2006	Transaction in own shares
31/05/2006	Holding(s) in company
01/06/2006	Transaction in own shares
02/06/2006	Transaction in own shares
02/06/2006	Director/PDMR Shareholding
05/06/2006	Transaction in own shares
06/06/2006	Transaction in own shares
07/06/2006	Transaction in own shares
07/06/2006	Director/PDMR Shareholding
07/06/2006	Director/PDMR Shareholding
08/06/2006	Transaction in own shares
08/06/2006	Director/PDMR Shareholding
09/06/2006	Transaction in own shares
12/06/2006	Transaction in own shares
12/06/2006	Proposed dividend dates
12/06/2006	Director/PDMR Shareholding
13/06/2006	Transaction in own shares
14/06/2006	Transaction in own shares
15/06/2006	Transaction in own shares
16/06/2006	Transaction in own shares
16/06/2006	Director/PDMR Shareholding
20/06/2006	Transaction in own shares
21/06/2006	Transaction in own shares
21/06/2006	Early redemption
22/06/2006	Transaction in own shares
23/06/2006	Director/PDMR Shareholding
23/06/2006	Transaction in own shares
23/06/2006	Director/PDMR Shareholding
26/06/2006	Transaction in own shares
27/06/2006	Transaction in own shares
28/06/2006	Transaction in own shares

29/06/2006	Transaction in own shares
30/06/2006	Transaction in own shares
3/07/2006	Transaction in own shares
3/07/2006	Director/PDMR Shareholding
4/07/2006	Transaction in own shares
6/07/2006	Transaction in own shares
6/07/2006	Additional Listing
6/07/2006	Director/PDMR Shareholding
7/07/2006	Transaction in own shares
10/07/2006	Transaction in own shares
10/07/2006	Director/PDMR Shareholding
10/07/2006	Director/PDMR Shareholding
12/07/2006	Transaction in own shares
14/07/2006	Transaction in own shares
14/07/2006	Disposal
14/07/2006	Aquisition
14/07/2006	Director/PDMR Shareholding
17/07/2006	Transaction in own shares
18/07/2006	Transaction in own shares
19/07/2006	Transaction in own shares
20/07/2006	Transaction in own shares
21/07/2006	Transaction in own shares
24/07/2006	Transaction in own shares
24/07/2006	Director/PDMR Shareholding
25/07/2006	Transaction in own shares
25/07/2006	Block listing interim review
26/07/2006	Transaction in own shares
26/07/2006	Additional Listing
27/07/2006	Transaction in own shares
27/07/2006	Notification
27/07/2006	Subsidiary Interim Results
28/07/2006	Transaction in own shares
28/07/2006	De Beers Interim Results
28/07/2006	Director/PDMR Shareholding
31/07/2006	Transaction in own shares
31/07/2006	Anglo Platinum Interims
1/08/2006	Transaction in own shares
2/08/2006	Transaction in own shares
2/08/2006	Kumba Resources
2/08/2006	Cancellation of Listing
3/08/2006	Transaction in own shares
4/08/2006	Transaction in own shares
4/08/2006	Interim results
4/08/2006	Interim results
4/08/2006	Director/PDMR Shareholding
7/08/2006	Dividend declaration
8/08/2006	Director/PDMR Shareholding
9/08/2006	Transaction in own shares
10/08/2006	Director/PDMR Shareholding
11/08/2006	Transaction in own shares
14/08/2006	Transaction in own shares
14/08/2006	Director/PDMR Shareholding
15/08/2006	Transaction in own shares
16/08/2006	Transaction in own shares
17/08/2006	Transaction in own shares
18/08/2006	Transaction in own shares
18/08/2006	Director/PDMR Shareholding
21/08/2006	Transaction in own shares
22/08/2006	Transaction in own shares
23/08/2006	Anglo American interims
24/08/2006	Transaction in own shares
25/08/2006	Transaction in own shares
25/08/2006	Director/PDMR Shareholding
25/08/2006	Director/PDMR Shareholding
29/08/2006	Transaction in own shares
29/08/2006	Sterling & Euro div rates
01/09/2006	Director/PDMR Shareholding
05/09/2006	Directorate Change
08/09/2006	Director/PDMR Shareholding
11/09/2006	Director/PDMR Shareholding
18/09/2006	Director/PDMR Shareholding
22/09/2006	Director/PDMR Shareholding
22/09/2006	Director/PDMR Shareholding
29/09/2006	Director/PDMR Shareholding
02/10/2006	Transaction in own shares

02/10/2006	Director/PDMR Shareholding
02/10/2006	Director/PDMR Shareholding
03/10/2006	Transaction in own shares
03/10/2006	Director/PDMR Shareholding
03/10/2006	Director/PDMR Shareholding
4/10/2006	Transaction in own shares
5/10/2006	Transaction in own shares
5/10/2006	Joint venture
5/10/2006	Director/PDMR Shareholding
6/10/2006	Transaction in own shares
9/10/2006	Transaction in own shares
9/10/2006	Director/PDMR Shareholding
9/10/2006	Director/PDMR Shareholding
10/10/2006	Transaction in own shares
11/10/2006	Transaction in own shares
11/10/2006	Transaction in own shares
12/10/2006	Transaction in own shares
13/10/2006	Transaction in own shares
13/10/2006	Director/PDMR Shareholding
16/10/2006	Transaction in own shares
17/10/2006	Transaction in own shares
18/10/2006	Transaction in own shares
19/10/2006	Transaction in own shares
20/10/2006	Transaction in own shares
20/10/2006	Director/PDMR Shareholding
20/10/2006	Director/PDMR Shareholding
23/10/2006	Transaction in own shares
24/10/2006	Transaction in own shares
24/10/2006	New Anglo CEO named
25/10/2006	Transaction in own shares
26/10/2006	Transaction in own shares
27/10/2006	Transaction in own shares
27/10/2006	Dividend declaration
30/10/2006	Transaction in own shares
30/10/2006	Director/PDMR Shareholding
31/10/2006	Transaction in own shares
31/10/2006	Directorate change
01/11/06	Transaction in own shares
01/11/06	Proposed final div dates
2/11/06	Transaction in own shares
3/11/06	Transaction in own shares
3/11/06	Director/PDMR Shareholding
6/11/06	Transaction in own shares
7/11/06	Directorate change
7/11/06	Transaction in own shares
7/11/06	Director/PDMR Shareholding
8/11/06	Director/PDMR Shareholding
9/11/06	Transaction in own shares
10/11/06	Transaction in own shares
13/11/06	Transaction in own shares
13/11/06	Director/PDMR Shareholding
14/11/06	Transaction in own shares
14/11/06	Director/PDMR Shareholding
15/11/06	Transaction in own shares
15/11/06	Holding(s) in company
16/11/06	Transaction in own shares
17/11/06	Transaction in own shares
20/11/06	Transaction in own shares
20/11/06	Director/PDMR Shareholding
20/11/06	Holding(s) in company
20/11/06	Kumba iron ore lists on JSE
21/11/06	Transaction in own shares
22/11/06	Transaction in own shares
23/11/06	Transaction in own shares
24/11/06	Transaction in own shares
27/11/06	Transaction in own shares
27/11/06	Director/PDMR Shareholding
27/11/06	Director/PDMR Shareholding
28/11/06	Transaction in own shares
29/11/06	Transaction in own shares
30/11/06	Transaction in own shares
1/12/06	Transaction in own shares
1/12/06	Director/PDMR Shareholding
4/12/06	Transaction in own shares
5/12/06	Transaction in own shares

6/12/06	Transaction in own shares
7/12/06	Transaction in own shares
7/12/06	Barro alto nickel project
7/12/06	Director/PDMR Shareholding
8/12/06	Transaction in own shares
11/12/06	Transaction in own shares
11/12/06	Director/PDMR Shareholding
12/12/06	Transaction in own shares
13/12/06	Transaction in own shares
14/12/06	Transaction in own shares
14/12/06	Tongaat-Hullet
15/12/06	Transaction in own shares
15/12/06	Director/PDMR Shareholding
18/12/06	Transaction in own shares
20/12/06	Transaction in own shares
21/12/06	Transaction in own shares
22/12/06	Transaction in own shares
22/12/06	Transaction in own shares
27/12/06	Transaction in own shares
27/12/06	Director/PDMR Shareholding
28/12/06	Transaction in own shares
29/12/06	Transaction in own shares
29/12/06	Total voting rights
2/1/07	Transaction in own shares
2/1/07	Director/PDMR Shareholding
3/1/07	Transaction in own shares
3/1/07	Director/PDMR Shareholding
4/1/07	Transaction in own shares
5/1/07	Transaction in own shares
5/1/07	Director/PDMR Shareholding
8/1/07	Transaction in own shares
8/1/07	Transaction in own shares
9/1/07	Transaction in own shares
9/1/07	Director/PDMR Shareholding
10/1/07	Transaction in own shares
11/1/07	Transaction in own shares
12/1/07	Transaction in own shares
12/1/07	Director/PDMR Shareholding
15/1/07	Transaction in own shares
15/1/07	Directorate Change
16/1/07	Transaction in own shares
17/1/07	Transaction in own shares
18/1/07	Transaction in own shares
18/1/07	Director/PDMR Shareholding
19/1/07	Transaction in own shares
19/1/07	Total voting rights
19/1/07	Director/PDMR Shareholding
22/1/07	Transaction in own shares
23/1/07	Transaction in own shares
24/1/07	Transaction in own shares
25/1/07	Transaction in own shares
26/1/07	Transaction in own shares
26/1/07	Director/PDMR Shareholding
29/1/07	Transaction in own shares
30/1/07	Transaction in own shares
31/1/07	Transaction in own shares
31/1/07	Total voting rights
1/2/07	Transaction in own shares
2/2/07	Transaction in own shares
2/2/07	Director/PDMR Shareholding
5/2/07	Transaction in own shares
6/2/07	Transaction in own shares
7/2/07	Transaction in own shares
8/2/07	Transaction in own shares
8/2/07	Anglo Inyosi Coal
8/2/07	Director/PDMR Shareholding
9/2/07	Transaction in own shares
9/2/07	De Beers annual results
9/2/07	Director/PDMR Shareholding
12/2/07	Anglo Platinum Annual Results
12/2/07	Transaction in own shares
13/2/07	AngloGold Ashanti Results
13/2/07	Transaction in own shares
14/2/07	Transaction in own shares
14/2/07	Anglo Platinum Directorate

15/2/07	Transaction in own shares
15/2/07	Kumba Iron Ore Annual Results
16/2/07	Transaction in own shares
16/2/07	Director/PDMR Shareholding
19/2/07	Transaction in own shares
20/2/07	Transaction in own shares
21/2/07	Final results
21/2/07	Transaction in own shares
21/2/07	Director/PDMR Shareholding
23/2/07	Transaction in own shares
23/2/07	Director/PDMR Shareholding
26/2/07	Transaction in own shares
28/2/07	Transaction in own shares
28/2/07	Total voting rights
28/2/07	Director/PDMR Shareholding
1/3/07	Transaction in own shares
1/3/07	Director/PDMR Shareholding
1/3/07	Scaw Metals
2/3/07	Transaction in own shares
2/3/07	Director/PDMR Shareholding
5/3/07	Transaction in own shares
6/3/07	Transaction in own shares
7/3/07	Transaction in own shares
7/3/07	Director/PDMR Shareholding
8/3/07	Transaction in own shares
9/3/07	Transaction in own shares
9/3/07	Director/PDMR Shareholding
12/3/07	Transaction in own shares
12/3/07	Director/PDMR Shareholding
13/3/07	Transaction in own shares
13/3/07	Director/PDMR Shareholding
14/3/07	Transaction in own shares
14/3/07	Directorate
15/3/07	Transaction in own shares
15/3/07	Proposed dividend dates
16/3/07	Transaction in own shares
16/3/07	Director/PDMR Shareholding
19/3/07	Transaction in own shares
19/3/07	Director/PDMR Shareholding
19/3/07	Director/PDMR Shareholding
20/3/07	Transaction in own shares
20/3/07	Dividend declaration
21/3/07	Transaction in own shares
21/3/07	Director/PDMR Shareholding
22/3/07	Annual Report & Accounts

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated. Copies of the documents filed with the Registrar of Companies can be obtained from Companies House (www.companieshouse.gov.uk)

Date of filing	Document	
13/04/2006	88(2)R	Return of allotment of shares
02/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
02/05/2006	288b	Resignation of Director
15/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
18/05/2006	AA	Group Company Accounts made up to 31/12/2005
19/05/2006	RES01	Alteration of Articles
19/05/2006	Mem/Arts	Memorandum & Articles of Association
31/05/2006	288a	Director appointed
30/05/2006	88(2)R	Return of allotment of shares
30/05/2006	88(2)R	Return of allotment of shares
31/05/2006	169 (1B)	Purchase of Own shares to hold in treasury
07/07/2006	169 (1B)	Purchase of Own shares to hold in treasury
12/07/2006	88(2)R	Return of allotment of shares
18/07/2006	88(2)R	Return of allotment of shares
13/07/2006	288c	Director's particulars changed
13/07/2006	288c	Director's particulars changed
13/07/2006	288c	Director's particulars changed
14/07/2006	288c	Director's particulars changed
07/08/2006	88(2)R	Return of allotment of shares
09/08/2006	RES 09	Resolutions

09/08/2006	RES 09	Resolutions
22/08/2006	363a	Return made up to 14/05/2006
18/08/2006	AA	Interim Accounts made up to 30/06/06
22/08/2006	288c	Secretary's particulars changed
11/10/2006	88(2)R	Return of allotment of shares
08/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
12/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
19/12/2006	169 (1B)	Purchase of Own shares to hold in treasury
08/01/2007	169 (1B)	Purchase of Own shares to hold in treasury
11/01/2007	88(2)R	Return of allotment of shares
15/01/2007	169 (1B)	Purchase of Own shares to hold in treasury
30/01/2007	288c	Director's particulars changed
09/02/2007	288a	Director appointed
14/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
21/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
28/02/2007	169 (1B)	Purchase of Own shares to hold in treasury
19/03/2007	288b	Secretary resigned

3. Annual and Interim Report

The Company's Annual Review & Annual Report for the period ending 31 December 2006, and Notice of the 2007 Annual General Meeting were filed with the UKLA Document Viewing Facility on 22 March 2006. These documents can be found on the Company's website, as can the Interim Report 2006 published on 4 August 2006. www.angloamerican.co.uk

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 22 March 2007 an independent company purchased 114,162 ordinary shares of the Company at prices between £25.98 and £26.11 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 100,000 of its ordinary shares on 22 March 2007 at prices between £26.23 and £26.50 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 56,568,240 ordinary shares in treasury, and has 1,485,087,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 67,836,852 ordinary shares, representing 4.57 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
23 March 2007

Anglo American plc
(Incorporated in accordance with the laws of England and Wales)
Registered number 3564138

Two copies of the Company's Annual Report and Accounts for the year ended 31 December 2006, Annual Review and Notice of Meeting have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. +44 (0) 20 7066 1000

N Jordan
Company Secretary
22 March 2007

End

Anglo American plc
(the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Notification of a transaction in Ordinary Shares of US$0.50 each ("Ordinary Shares") of the Company pursuant to paragraph 3.1.2 of the Disclosure and Transparency Rules and paragraph 22(c) of the Model Code (the "Disclosure Rules").

The Company has been notified by Mr NF Oppenheimer and E Oppenheimer & Son Holdings Limited ("EO&S Holdings") of 9 rue Sainte Zithe, L-2763 Luxembourg, for the purposes of discharging the obligations of Mr NF Oppenheimer and EO&S Holdings under the Disclosure Rules.

The Company is the issuer in relation to whom this notice is made. Mr NF Oppenheimer is a director of the Company and accordingly is a person discharging managerial responsibilities in relation to the Company. EO&S Holdings is connected with Mr NF Oppenheimer because Mr NF Oppenheimer is a director of EO&S Holdings and accordingly EO&S Holdings has a responsibility to notify certain transactions to the Company.

As already notified on 21 December 2005, on 20 December 2005 EO&S Holdings sold European call options over 5,000,000 Ordinary Shares with a strike price of £21.3663 per Ordinary Share maturing on 20 March 2007. The Options provided for adjustment to the number of options whenever the Company paid dividends. As a consequence of the dividends paid since 20 December 2005, Call Options over 5,333,003 Ordinary Shares with a strike price of £20.0321 were outstanding for settlement on 20 March 2007. ("the Call Options").

The Call Options outstanding for settlement on 20 March 2007 have been settled in London in cash on 20 March 2007 at a Settlement Price of £5.2079 per Call Option.

At the time of the settlement of the Call Options, EO&S Holdings disposed of 5,250,206, Ordinary Shares by means of sale in London on the London Stock Exchange at a price of £25.24 per Ordinary Share and with a trade date of 20 March 2007.

This notification was received by the Company on 21 March 2007.

Andy Hodges
Deputy Secretary
21 March 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 20 March 2007 an independent company purchased 266,606 ordinary shares of the Company at prices between £25.10 and £25.48 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 50,000 of its ordinary shares on 20 March 2007 at prices between £25.24 and £25.25 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 56,468,240 ordinary shares in treasury, and has 1,485,187,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 67,722,690 ordinary shares, representing 4.56 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
21 March 2007

K:\Min\Compsec\LSE\Buybacks from 2 jan 2007\UK and SA with new SA co 21.3.07.doc

ANGLO AMERICAN plc

Final Dividend of 75 US cents per ordinary share
(Dividend no 16)

Amounts per ordinary share in Sterling and Euros

Further to the announcement of 20 February 2007, the equivalent of the dividend in Sterling is 38.3325 pence per share and in Euros is 56.2788 Euro cents per share based on exchange rates of US$1 = £0.511100 and US$1 = €0.750385.

As announced on 20 February 2007, the equivalent of the dividend in South African Rand is R5.3355 per ordinary share.

Dividend warrants are scheduled to be mailed on Wednesday 2 May for payment on Thursday 3 May 2007.

Other details relating to the dividend are contained in the announcement of 20 February 2007 and are included on the Company's website www.angloamerican.co.uk

N Jordan
Company Secretary
20 March 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 19 March 2007 an independent company purchased 265,915 ordinary shares of the Company at prices between £25.06 and £25.25 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 56,418,240 ordinary shares in treasury, and has 1,485,237,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 67,456,084 ordinary shares, representing 4.54 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
20 March 2007

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 17,017,094 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
12 March 2007	367,221
13 March 2007	66,084
14 March 2007	16,224
15 March 2007	550,970
16 March 2007	48,428

The Company was advised of these transactions on 16 March 2007.

The following directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in announcements made by the Company on Friday 16 March and earlier today, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
C B Carroll	A E Redman
D A Hathorn	R J King
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Companies Secretary
19 March 2007

Anglo American plc
(the "Company")

Anglo American Bonus Share Plan – "BSP"

On 16 March 2007 the Company announced an increase in the share interests of certain directors and persons discharging managerial responsibility ("PDMRs") following the vesting of the 2004 BSP. As part of the vesting process, some of those shares were sold to fund tax and National Insurance liabilities upon vesting. The sale price was 2,462.0129 pence per share.

Accordingly, the share interests of the following executive directors and PDMRs, have reduced by the following amounts:

P M Baum	(PDMR)	307 shares
D A Hathorn	(director)	1,882 shares
R J King	(PDMR)	9,573 shares
A E Redman	(PDMR)	383 shares
P Smith	(PDMR)	4,782 shares
S R Thompson	(director)	10,953 shares
A J Trahar	(director)	23,423 shares

In addition, Mr S R Thompson sold a further 11,545 shares at the same time and same price as the transactions referred to above.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
19 March 2007

Anglo American plc
(the "Company")

Anglo American Bonus Share Plan – "BSP"

The award of the Company's ordinary shares under the BSP in 2004 vests on 16 March 2007 and the performance condition relating to the enhancement shares has been satisfied in full such that an additional 75% of the original award also vests on 16 March 2007.
Accordingly, the share interests of the following executive directors and persons discharging managerial responsibility ("PDMR") of the Company, have increased by the following additional ordinary shares in the Company relating to the enhancement share award:

P M Baum	(PDMR)	3,982 shares
D A Hathorn	(director)	7,677 shares
R J King	(PDMR)	8,427 shares*
A E Redman	(PDMR)	4,099 shares
P Smith	(PDMR)	4,998 shares
S R Thompson	(director)	9,642 shares*
A J Trahar	(director)	37,178 shares
J N Wallington	(PDMR)	2,000 shares

The above-mentioned shares, together with those shares representing the original grant in 2004, will be transferred to the participants in due course subject to the deduction of ordinary shares required to be sold to meet appropriate income tax and national insurance deductions.

**These awards (to UK residents) include a number of shares to be sold upon vesting to cover employer's National Insurance (NI) Contributions. The individuals concerned will not receive these shares upon vesting nor will they receive dividends in respect of them.*

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
16 March 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 16 March 2007 an independent company purchased 201,258 ordinary shares of the Company at prices between £24.34 and £24.81 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 100,000 of its ordinary shares on 16 March 2007 at prices between £24.40 and £24.85 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 56,418,240 ordinary shares in treasury, and has 1,485,237,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 67,190,169 ordinary shares, representing 4.52 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
19 March 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 15 March 2007 an independent company purchased 640,975 ordinary shares of the Company at prices between £24.16 and £24.51 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 56,318,240 ordinary shares in treasury, and has 1,485,337,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 66,988,911 ordinary shares, representing 4.51 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
16 March 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Proposed Interim Dividend Dates

(Dividend no 17)

Please note that the principal dates in respect of the interim dividend for the year to 31 December 2007 are currently scheduled as follows:

	2007
Announcement date (amount declared in US$ with ZAR equivalent):	Friday 3 August
Last date to trade on the JSE to qualify for dividend:	Friday 17 August
Ex-dividend JSE:	Monday 20 August
Ex-dividend LSE:	Wednesday 22 August
Record date (UK & SA Registers):	Friday 24 August
(Bank holiday UK:	*Monday 27 August)*
US$:£/€ currency conversion announced:	Wednesday 29 August
Last day for receipt of DRIP Mandates by CSDPs:	Wednesday 29 August
Last day for receipt of DRIP Mandates by the UK & SA Registrars:	Thursday 30 August
Dividend warrants mailed:	Wednesday 19 September
Payment date:	Thursday 20 September

Removal of shares to and from the United Kingdom principal register and the South African branch register will not be permitted between 3 and 28 August inclusive.

Any changes to the abovementioned dates will be notified.

A W Hodges
Deputy Secretary 15 March 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directorate

The Company announces that on 27 February 2007, Mr R C Alexander a Non Executive Director of the Company, resigned as a Director of Foster Wheeler Ltd. (Nasdaq: FWLT).

This notification is intended to satisfy the Company's obligations under the Financial Services Authority Listing Rule 9.6.14.

Nick Jordan
Company Secretary
14 March 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 14 March 2007 an independent company purchased 352,000 ordinary shares of the Company at prices between £23.64 and £24.05 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 200,000 of its ordinary shares on 14 March 2007 at prices between £23.87 and £24.05 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 56,318,240 ordinary shares in treasury, and has 1,485,337,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 66,347,936 ordinary shares, representing 4.47 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
15 March 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 13 March 2007 an independent company purchased 239,856 ordinary shares of the Company at prices between £24.64 and £24.92 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 56,118,240 ordinary shares in treasury, and has 1,485,537,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 65,995,936 ordinary shares, representing 4.44 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
14 March 2007

END